                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATED MAY 23, 2003

                          COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.P.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                     [LOGO]

                                 NOTICE OF CALL

                                   NOTICE OF
                                ORDINARY MEETING
                                OF SHAREHOLDERS

                                 JUNE 25, 2003

                                PROXY STATEMENT

                                     [LOGO]

                                 NOTICE OF CALL

                                   NOTICE OF
                                ORDINARY MEETING
                                OF SHAREHOLDERS

                                 JUNE 25, 2003
                                PROXY STATEMENT

                   Registered Offices in Milan, Via Cantu, 2
                             Paid in Capital Stock,
                              [EURO] 27,257,100.00
                    Authorized Capital [EURO] 28,337,918.57
     Fiscal Code and Companies Register no. 00891030272 Vat No. 10182640150
                               R.E.A. no. 1348098

                                 NOTICE OF CALL
                        ORDINARY MEETING OF SHAREHOLDERS

    The shareholders of Luxottica Group S.p.A. (the "COMPANY") are hereby convened for an ordinary shareholders' meeting to be held on June 25, 2003 at
11.00 a.m. at the registered office of the Company, Via C. Cantu 2, in Milan, Italy on first call, and on June 27, 2003 at the same time and same place on second call, to consider the following:

                                     AGENDA

    Consideration of resolutions relating to:

1. Submission of the Company's Statutory Financial Statement for the year ended December 31, 2002 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors;

2.  Resolution with respect to the distribution of dividends;

3. Submission of the Consolidated Financial Statements as of and for the year ended December 31, 2002 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors;

4. Determination of the number of Directors to serve on the Board of Directors, election of the Board of Directors and determination of the 2003 compensation for the Board of Directors and Executive Committee;

5. Appointment of the Board of Statutory Auditors and determination of their compensation;

6. Appointment of the auditing company, pursuant to Art. 159 of Legislative Decree no. 58/1998 for the financial years 2003, 2004 and 2005 and for the interim balance sheet and determination of the relevant fees; and

7.  Report on the Corporate Governance Code.

    In order to be entitled to attend the meeting, shareholders must obtain from authorized intermediaries of the Italian central depository system an appropriate certification attesting to their right to exercise shareholder rights as provided in Article 85 of Regulation 58/98 at least five days prior to the meeting.

    Documentation concerning the Agenda shall be filed at the Company's registered offices and with Borsa Italiana S.p.A. Copies are available to shareholders.

    The holders of the Company's American Depositary Shares ("ADSS") listed on the New York Stock Exchange, each representing the right to receive one Ordinary Share, who wish to attend the shareholders' meeting personally, should contact the Company at least ten days prior to the date of the meeting, in order to be informed about the requirements to be fulfilled to attend and to vote at the meeting.

Milan, May 5, 2003                                            LUXOTTICA GROUP S.P.A.
                                                            for the Board of Directors
                                                               Mr. Roberto Chemello

                                PROXY STATEMENT

Dear Holder of American Depositary Shares,

    The Board of Directors of Luxottica Group S.p.A. (the "COMPANY") has convened the shareholders for an ordinary meeting, to be held on June 25, 2003 on first call, or, failing the attendance of the required quorum, on June 27 on second call, in either case at 11:00 a.m., at the registered office of the Company, Via C. Cantu 2, in Milan, Italy. The Agenda of the meeting is the following:

    CONSIDERATION OF RESOLUTIONS RELATING TO: (i) submission of the Company's Statutory Financial Statement as of December 31, 2002 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; (ii) a resolution with respect to the distribution of dividends; (iii) the submission of the Consolidated Financial Statements as of and for the year ended December 31, 2002 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; (iv) the determination of the number of Directors to serve on the Board of Directors, election of the Board of Directors and determination of the 2003 compensation for the Board of Directors and Executive Committee; (v) the appointment of the Board of Statutory Auditors and determination of their compensation; (vi) the appointment of the auditing company, pursuant to Art. 159 of Legislative Decree no. 58/1998 for the financial years 2003, 2004 and 2005 and for the interim balance sheet and determination of the relevant fees; and
(vii) a report on the Corporate Governance Code.

    By this proxy statement and the attached documentation, the Board of Directors of the Company (the "BOARD") wishes to provide you with details of the resolutions which the Board or Chairman of the meeting, as the case may be, shall present on the above issues, in the order in which such resolutions will be submitted to the meeting, with a view to enabling you to cast your vote on these resolutions as described below.

    On the matters to be considered at the ordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. The presence, in person or by proxy, of at least 50% of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. The affirmative vote of the holders of a majority of the Ordinary Shares entitled to vote at the meeting is required to approve the resolutions relating to each item in the Agenda.

    As of the close of business on the date hereof, Mr. Leonardo Del Vecchio, the Chairman of the Company, has the power to vote 314,464,552 Ordinary Shares, or approximately 69.2% of the outstanding Ordinary Shares. Such voting power enables Mr. Del Vecchio, without any additional votes, to control the approval of the resolutions to be submitted at the meeting, except for the resolution concerning the appointment of the Board of Statutory Auditors which follows the rules referred to below. Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the ordinary meeting:

    FOR approval of the Company's Statutory Financial Statement and of the Reports of the Board of Directors and of the Board of Statutory Auditors on the Statutory Financial Statement;

    FOR approval of the Company's payment of a cash gross dividend equal to Euro
0.21 per Ordinary Share (each American Depositary Share ("ADS") represents one Ordinary Share);

    FOR the determination of the number of Directors to serve on the Board of Directors at nine (9), FOR appointment of Messrs. Leonardo Del Vecchio, Claudio Del Vecchio, Luigi Francavilla, Roberto Chemello, Sabina Grossi, Enrico Cavatorta, Lucio Rondelli, Tancredi Bianchi and Mario Cattaneo as members of the Board and FOR the approval of the compensation for the Board of Directors of Euro 66,020.00 in the aggregate per month, inclusive of the additional compensation for the Executive Committee;

    FOR the appointment of Messrs. Giancarlo Tomasin, Walter Pison and Mario Medici as members of the Board of Statutory Auditors and of Messrs. Giuseppe Luigi Tacca and Mario Bampo as alternate members of the Board of Statutory Auditors and FOR the approval of the compensation set by the national schedules of fees payable to the Board of Statutory Auditors.; and

    FOR appointment of Deloitte & Touche as auditing company, pursuant to art. 159 of legislative decree no. 58/98 for the three year period of 2003 through 2005.

    Set forth below is a description of the matters that will be submitted for approval at the meeting:

1. SUBMISSION AND APPROVAL OF THE COMPANY'S STATUTORY FINANCIAL STATEMENT AS AT DECEMBER 31, 2002

    Under Italian law, a statement of the Company's assets and liabilities prepared on an unconsolidated basis as of the last day of its most recently completed fiscal year in accordance with certain statutory accounting requirements (the "STATUTORY FINANCIAL STATEMENT") must be approved by shareholders at the annual ordinary meeting of shareholders.

    Under Italian law, the Statutory Financial Statement is submitted for approval by the holders of Ordinary Shares together with the reports thereon by the Company's Board of Directors and Board of Statutory Auditors. Once approved by the holders of Ordinary Shares, the Statutory Financial Statement must be filed with the Company's Register kept by the Chamber of Commerce in Milan.

    The Company does not believe that the Statutory Financial Statement is as meaningful a statement of the Company's overall financial condition as the Consolidated Financial Statements of the Company referred to below. Accordingly, the Statutory Financial Statement is not being distributed to the holders of American Depositary Shares and such holders who will not attend the meeting personally are not being asked to direct the vote of the deposited Ordinary Shares, by mail, with respect to such Financial Statement. Nevertheless, the holders of ADSs who will attend the meeting personally and, upon fulfillment of the conditions described below, are granted the right to vote thereat, also shall be entitled to direct their vote on the approval of the Statutory Financial Statement. A copy of the Company's Statutory Financial Statement together with the reports thereon by the Company's Board of Statutory Auditors and Board of Directors, as filed with the Company's Register, shall be available starting from June 10, 2003 and may be obtained without charge by any holder of American Depositary Shares. Requests for copies of the Statutory Financial Statement and such reports should be sent to, or requested by telephone from, the Company's Legal Department Representative at the Company's offices, Via Cantu 2, 20123 Milan, Italy, tel. n. 011 39 02 8633 4623 (attn. Marianna Nasce).

    Copies of the Statutory Financial Statement and such reports also will be available at the meeting.

2. RESOLUTION WITH RESPECT TO DISTRIBUTION OF DIVIDENDS

    The holders of Ordinary Shares shall be requested to approve the proposed dividend distribution. Italian law provides that the payment of annual dividends is subject to approval of the holders of Ordinary Shares at the annual ordinary meeting. Under Italian law, before dividends may be paid with respect to the results of any year, an amount equal to 5% of the net income of the Company on an unconsolidated basis for such year must be set aside to the Company's legal reserve. Amounts so set aside are not available to fund dividends. The reserve requirement remains in existence until such legal reserve, including the amounts set aside during prior years, equals at least one-fifth of the nominal value of the Company's issued share capital. The Company has more than sufficient funds legally available for the payment of the proposed dividend.

    The Company is permitted to distribute dividends out of net income earned by its subsidiaries to holders of Ordinary Shares only to the extent such net income has been conveyed to the Company by its subsidiaries. Accordingly, based on the net income available to the Company, your Board will propose that the holders of Ordinary Shares approve the distribution of dividends in the gross amount of Euro

0.21 per Ordinary Share. Last year, the Company distributed a dividend equal to Euro 0.17 per Ordinary Share. If approved, the aggregate amount payable by the Company in connection with such dividend will be approximately Euro
95.4 million. Please note that this amount could be subject to increase due to the issuance of additional Ordinary Shares as a consequence of the exercise of stock options by employees. In this case, assuming that all stock option beneficiaries exercised all their vested options by the date of the ordinary shareholders' meeting, the aggregate amount payable by the Company in connection with the dividend would increase from Euro 95.4 million to Euro 96.6 million. The funds available for the payment of the dividends would be paid out of the Company's current net income. The consolidated net income of the Company and its subsidiaries for 2002 computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") was Euro 372.1 million. At the meeting, your Board will seek approval of the foregoing proposal.

    With a view to enabling all of the ADS holders to provide the documentation required to achieve the application of reduced tax, pursuant to the applicable tax treaties between Italy and other countries, the Board will propose to set July 3, 2003 as the date for payment of dividends to all holders of Ordinary Shares of record on June 27, 2003, including The Bank of New York, as depositary on behalf of the ADS holders.

    The Bank of New York, acting as depositary of the American Depositary Shares, has advised the Company that the dividend amount for each ADS holder will be paid commencing on July 10, 2003 to all such holders of record on July 2, 2003. The Bank of New York has advised the Company that after the close of business on June 27, 2003 through and including July 2, 2003 it will close its books and will not accept deposits or cancellations of Ordinary Shares or ADSs, as applicable. The Bank of New York shall pay such dividends in U.S. dollars by converting the Euro amount of the dividend, net of the applicable tax, at the market Euro/U.S. dollar exchange rate in effect on July 3, 2003. Attached to this Proxy Statement as Annex A, you will find a letter from the Company providing information as to the procedure to be used by ADS holders who are U.S. residents, Italian residents or residents of countries having anti-double taxation treaties with the Republic of Italy for the purposes of obtaining reduced tax on dividends provided for by the applicable tax treaties.

3. SUBMISSION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002 AND OF THE REPORTS THEREON OF THE BOARD OF DIRECTORS AND THE BOARD OF STATUTORY AUDITORS

    The Consolidated Financial Statements reflect the activity of the Company and of the group of companies owned, directly or indirectly, by the Company. The Consolidated Financial Statements for the fiscal year ending December 31, 2002 were prepared in accordance with U.S. GAAP and were audited by Deloitte & Touche, independent public accountants, as stated in their report therein. An English translation of the Consolidated Financial Statements for the year ending December 31, 2002, together with a copy of the Consolidated Financial Statements for the fiscal years ending December 31, 2001 and December 31, 2000, are attached hereto.

    However, no resolution of the shareholders approving said Consolidated Financial Statements is required and, accordingly, the Board will not ask the shareholders to express their vote on this item of the agenda.

4. DETERMINATION OF THE NUMBER OF DIRECTORS TO SERVE ON THE BOARD OF DIRECTORS, ELECTION OF THE BOARD OF DIRECTORS AND DETERMINATION OF THE YEAR 2003 COMPENSATION FOR THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE.

(i) DETERMINATION OF THE NUMBER OF DIRECTORS

    Italian law provides that the term of the office of members of the Board of Directors of any company may not exceed three years and the Company's By-laws provides that the Board may be composed of a minimum of three (3) and of a maximum of eleven (11) members. The current Board of Directors will terminate its office on the date of the meeting and therefore it will be necessary to fix the total number of Directors who will serve on the Board for the next three years and to elect a new Board of Directors for such period. At the shareholders meeting, it will be proposed to the holders of Ordinary Shares to fix the total number of Directors who will serve on the Board at nine (9).

(ii) ELECTION OF THE BOARD OF DIRECTORS

    At the shareholders meeting, it will be proposed to the holders of Ordinary Shares to elect as directors for the subsequent three-year period
Messrs. Leonardo Del Vecchio, Claudio Del Vecchio, Luigi Francavilla, Roberto Chemello, Sabina Grossi, Enrico Cavatorta, Lucio Rondelli, Tancredi Bianchi and Mario Cattaneo.

    Information regarding the proposed nominees for the Board of Directors is set forth below.

    LEONARDO DEL VECCHIO is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. Mr. Del Vecchio also serves as Chairman of the Board of several of our subsidiaries. In 1986 the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995 he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999 he received a Master "honoris causa" in International Business from MIB- Management School in Trieste and in 2002 he received an honorary degree in Managerial Engineering from the University of Udine.

    LUIGI FRANCAVILLA joined the Group in 1968 and has been Deputy Chairman since 1981 and a Managing Director of Luxottica S.r.l., our principal operating subsidiary, since 1977. He also serves as a Director of several of our subsidiaries. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

    CLAUDIO DEL VECCHIO, son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. He also serves as a Director of several of our subsidiaries. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, the owner of Brooks Brothers Inc. and other clothing apparel companies.

    ROBERTO CHEMELLO, joined the Group in 1979 and has been Co-Chief Executive Officer since 1985 also serving as Chairman or as Director of several of our subsidiaries. Prior to 1985, Mr. Chemello was our Chief Financial Officer.
Mr. Chemello graduated with a degree in Business Administration and Economics from the Ca' Foscari University in Venice.

    SABINA GROSSI joined the Group in 1996 and is currently Director of Investor Relations. Prior to joining the Group, she was a financial analyst with Caboto Sim S.p.A., an Italian brokerage house, focusing on domestic equities and corporates. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught

4
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undergraduate courses as well as published papers on mathematics and statistics.
Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration and Economics.

    ENRICO CAVATORTA has been Chief Financial Officer since he joined the Group in 1999. Prior to joining Luxottica Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, Director, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

    LUCIO RONDELLI has been a Director since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A. until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently a member of the Board of Directors of the Italian company RAS (Riunione Adriatica di Sicurta S.p.A.) and of IVECO International N.V. In 1976 he received the honor of Cavaliere di Gran Croce dell'Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1988 the President of the Republic of Italy conferred on him the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit).

    TANCREDI BIANCHI has been a Director since 1990 and has been Professor of Credit and Banking at the Bocconi University in Milan since 1978. In 1959, he qualified for University teaching and began teaching Banking Technique at the Venice University, as well as the Pisa and Rome Universities. In recent years, he joined the Board of Directors of Montedison and until 1989 was a member of the Board of Directors of Credito Bergamasco. Until 1998 Mr. Bianchi was Chairman of the Italian Banking Association. He is currently Chairman of Centrobanca and of Fondo Immobiliare Polis and a member of the Board of Directors of Credito Emiliano.

    MARIO CATTANEO is professor of Corporate Finance at the Catholic University of Milan. From 1991 to 1999 he was Statutory Auditor of the Bank of Italy. He is a member of the Board of Directors of Eni S.p.A., Unicredito Italiano S.p.A. and Banca Lombarda e Piemontese S.p.A.

(iii) DETERMINATION OF THE YEAR 2003 COMPENSATION FOR THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

    The Board will submit to the holders of Ordinary Shares the proposal to determine the aggregate compensation for the entire Board of Directors in the gross amount of Euro 66,020.00 per month. Such amount includes additional compensation for the members of the Executive Committee. The Executive Committee is appointed by the Board of Directors and is composed of not less than three
(3) members of the Board. The Executive Committee is responsible for the management of the Company on a day-to-day basis. The Executive Committee presently is composed of Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello and Lucio Rondelli.

                                     * * *

    The resolutions with respect to (i) the determination of the number of Directors to serve on the Board for the ensuing three years, (ii) the election of members of the Board of Directors and (iii) the compensation for the Board of Directors, requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

5. APPOINTMENT OF THE COMPANY'S BOARD OF STATUTORY AUDITORS AND DETERMINATION OF THE COMPENSATION FOR THE BOARD OF STATUTORY AUDITORS

(i) APPOINTMENT OF THE BOARD OF STATUTORY AUDITORS

    Italian Law and the By-laws of the Company provide that the term of the office of the Board of Statutory Auditors is three years. The current Board of Statutory Auditors will terminate its office on the

                                                                               5
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date of the meeting. Therefore it will be necessary to appoint the members of the Company's Board of Statutory Auditors. Shareholders who alone, or together with other shareholders, represent at least 3% (three percent) of the shares with the right to vote at the meeting, may submit a list for the appointment of the Board of Statutory Auditors within five days prior to the date of the meeting. The majority shareholder of the Company, Leonardo Del Vecchio, has proposed the appointment of all the members of the current Board of Statutory Auditors, i.e., Messrs. Giancarlo Tomasin (first nominee), Walter Pison (second nominee) and Mario Medici (third nominee) as effective members and Giuseppe Luigi Tacca (first nominee) and Mario Bampo (second nominee) as alternate members. The proposed nominees' personal and professional background is set forth below:

    As effective members of the Board of Statutory Auditors:

1) GIANCARLO TOMASIN, is a certified public accountant. He was formerly a member of the Ministerial Committee for Fiscal Reform (1968-1973), member of the Board of Consiglio Nazionale dei Dottori Commercialisti for nine years and Vice President of the same for six years. He represented Italy in the Constitution of IFAC, International Federation of Accountants and served as a member of the Board of IASC- International Accounting Standards Committee from 1980 to 1993. He is currently a member of the Board of Statutory Auditors of several corporations, public and private, including Unicredito Italiano, CIGA, Danieli & C. and Glaxo Finanziaria.

2) WALTER PISON, is a certified public accountant. He has been a trustee in bankruptcy and expert witness of the Court of Justice in Italy. He is currently President or member of the Board of Statutory Auditors of some of the Company's subsidiaries and of several other private corporations. He has been Director, Secretary and President of the local Register of professional accountants for the past twelve years.

3) MARIO MEDICI, is a certified public accountant. He is currently Vice President of the Board of Directors of Cassa di Risparmio di Trento e Rovereto and member of the Board of Directors of Foundation Cassa di Risparmio di Trento e Rovereto. Furthermore, he is President of the Board of Statutory Auditors of Credito Fondiario Trentino Alto Adige S.p.A. and of Caritro Financial Services. He is also member of the Board of Statutory Auditors of some of the Company's subsidiaries and of several other private corporations.

    As alternate members of the Board of Statutory Auditors:

1) GIUSEPPE LUIGI TACCA, is a certified public accountant and graduated from the Bocconi University in Milan, with a bachelor's degree in Company Law. After his graduation, Mr. Tacca was with I.B.M. Italia S.p.A., Arthur Andersen & Co and Memorex Europe where he worked as Chief Financial Officer for Italy. Mr. Tacca is technical adviser and surveyor of the Court in Treviso. Prior to 1990, Mr. Tacca was a business consultant in Milan and thereafter in Conegliano. He is currently a member of the Board of Statutory Auditors of some of the Company's subsidiaries and of several other Italian and foreign private companies.

2) MARIO BAMPO, is a certified public accountant and graduated from the Ca Foscari University in Venice. Mr. Bampo is currently President of the Board of Directors of the Professional Accountants Association. Prior to 2001, he served as member of the Board of Directors of the Professional Accountants Association since its formation in 1985. Mr. Bampo is a member of the Board of Statutory Auditors of several Italian private companies, such as Guarnier S.p.A, Gruppo Fedon and Gruppo Clivet, and of some of the Company's subsidiaries.

(ii) DETERMINATION OF THE COMPENSATION FOR THE BOARD OF STATUTORY AUDITORS

    The Board will further submit to the holders of Ordinary Shares the proposal to determine the compensation of the Board of Statutory Auditors for their three year period of service in accordance with the national schedules of fees payable to statutory auditors for companies of comparable size. For 2003, based on the above-mentioned schedules, the aggregate compensation for the Board of

6
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    Statutory Auditors will be the gross amount of Euro 153,283 plus compensation payable to each member of the Board of Statutory Auditors for each meeting attended.

                                     * * *

    The appointment of the members of the Board of Statutory Auditors and the determination of their compensation requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting. However, in the event that two or more lists are submitted at the meeting, the first two candidates in the list concerning effective members which have obtained the most votes and the first candidate in such list which has obtained the second most votes shall be appointed as effective members of the Board of Statutory Auditors, and the first candidate in the list concerning alternate members which has obtained the most votes and the first candidate in such list which has obtained the second most votes shall be appointed as alternate members of the Board of Statutory Auditors.

6. APPOINTMENT OF AN AUDITING COMPANY PURSUANT TO ART. 159 OF LEGISLATIVE DECREE NO. 58/1998

    According to Article 159 of Legislative Decree No. 58/1998 (also known as "DECRETO DRAGHI"), the auditing of the Annual Financial Statements and of the Annual Consolidated Financial Statements of a listed company shall be conducted by one of the auditing companies registered in a special list set forth in
Article 161 of Decreto Draghi. The Decreto Draghi requires that the appointment of the auditing company be approved by a listed company's shareholders, upon previous advice of the Board of Statutory Auditors. The auditing company shall serve for a period of three years. The appointment may not be renewed more than two times.

    The Board of Directors has proposed to reappoint the Company's current auditing company, Deloitte & Touche.

    The auditing of the Annual Financial Statements and the Annual Consolidated Financial Statements shall cover the three year period between 2003 and 2005 and the audits shall be conducted in compliance with CONSOB (the Italian securities regulatory authority) accepted practice. The appointment shall also cover a review of the interim statements for the same period of time. A summary of Deloitte & Touche's proposed audit fees is attached hereto as Annex B.

    The appointment of Delolitte & Touche as auditing company requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

7. REPORT ON THE CORPORATE GOVERNANCE CODE

    In 1999, a committee of Italian securities industry professionals and academics was formed to evaluate and prepare a model code for the corporate governance of publicly traded companies in Italy. The Committee for the Corporate Governance of Listed Companies, as it is called, issued a report setting forth its recommendations for a model code of conduct for Italian listed companies (the "MODEL CODE"). Following the issuance of such report, Borsa Italiana S.p.A. ("BORSA ITALIANA"), the principal Italian stock exchange and the exchange on which the Company's Ordinary Shares are listed, recommended that listed companies provide shareholders with appropriate information concerning their corporate governance model. The adoption of all or any portion of the Model Code is voluntary, and not mandated by Italian law or Borsa Italiana. Accordingly, no shareholder vote is being requested on this item of the Agenda.

    COMPOSITION AND ROLE OF THE BOARD OF DIRECTORS

    The By-Laws of the Company provide that the Company be governed by a Board of Directors made up of not less than three nor more than eleven members who need not be shareholders, with the exact number to be determined by a resolution approved at a shareholders' meeting.

    The present Board of Directors is made up of seven members, appointed by the shareholders on May 19, 2000, who will serve until the approval of the Company's financial statements for the year ended December 31, 2002.

    Three of the seven members of the Board of Directors have delegated powers and perform management functions within the Company: the Chairman (Leonardo Del Vecchio), the Deputy Chairman (Luigi Francavilla) and the Chief Executive Officer (Roberto Chemello). The Board of Directors has delegated to the Chairman power to represent and to manage the Company.

    The current Board of Directors has four non-executive directors (Claudio Del Vecchio, Lucio Rondelli, Tancredi Bianchi and Giorgio Armani), two of whom, namely Lucio Rondelli and Tancredi Bianchi, are independent directors in the sense that they do not maintain any business relationships with the Company of a significance that would influence their autonomous judgment and do not own a quantity of shares enabling them to control the Company.

    The Board of Directors has evaluated the degree of independence of Mr. Lucio Rondelli and Tancredi Bianchi finding it adequate.

    The Board of Directors has all the powers that the law does not specifically reserve to the shareholders.

    Among other matters, the Board of Directors:

 i) examines and approves the strategic, industrial and financial plans of the Company and its subsidiaries;

 ii) grants and revokes powers of attorney to the members of the Board of Directors and to the Executive Committee and provides that such persons report to the Board of Directors quarterly;

 iii) examines and approves the Company's most significant and unusual transactions, those which have a significant impact on the operations of the subsidiaries and those involving related parties. To this end, the Board of Directors has adopted guidelines which set internal procedures for the approval of significant transactions and those involving related parties.

 iv) supervises the management of the Company on the basis of reports furnished by the executive officers;

 v) periodically assesses the adequacy of the organizational structure of the Company and its subsidiaries; and

 vi) reports to the shareholders of the Company.

    The Board of Directors meets frequently: during 2002 it met eleven times. In 2003, the Board of Directors met five times through May 5, 2003 and it expects to have at least three additional meetings. The Company's By-laws do not set a minimum number of meetings to be held annually.

    In advance of the date of any Board of Directors meeting, the members of the Board of Directors are provided with the documentation and information needed for them to express an informed view on the matters they are required to examine and approve.

    The Executive Committee of the Board of Directors is composed of four members, the Chairman (Leonardo Del Vecchio), the Deputy Chairman (Luigi Francavilla), the Chief Executive Officer (Roberto Chemello) and a non-executive and independent director (Lucio Rondelli). The Executive Committee has delegated management powers. It also examines the compensation of the Board of Directors and of the officers of the Company.

    ELECTION AND REMUNERATION OF DIRECTORS

    The directors are elected by the shareholders upon the nomination of the Board of Directors which provides personal backgrounds and professional qualifications of the candidates. The Company has not considered it necessary to appoint a committee to propose candidates as all executive and non-executive directors have the ability to nominate candidates to the Board of Directors for consideration. Detailed information on the personal backgrounds and professional qualifications of the candidates are usually provided to the shareholders before the meeting.

    The Company's By-Laws do not provide for the appointment of the Board on the basis of lists submitted by shareholders.

    The Executive Committee periodically examines the compensation of the Board of Directors and of the officers of the Company. The Executive Committee members do not vote on the resolution concerning their compensation. The remuneration of some directors is linked to the achievement of specific objectives. The remuneration of the officers of the Company is substantially linked to the Company's operating results.

    The award of bonuses to officers is linked to the achievement of specific objectives set by the Executive Committee according to the management positions of the officers. The Executive Committee examines and proposes to the Board of Directors the implementation of yearly stock option grants according to the guidelines set by the shareholders. Please refer to the Financial Statements enclosed with this Proxy Statement for further information on the Company's stock option plans.

    INTERNAL CONTROL

    The Company has established a system of procedures which are designed to ensure a correct and efficient management of the Company and to identify, forestall and limit financial and operational risks. Following the recent enactment of the U. S. Sarbanes-Oxley Act of 2002, the Company began a comprehensive review of its internal control system.

    The Company's internal control system is made up of a series of internal procedures, tailored to each sector of the Company, which have been codified and applied through the corporate organization.

    The Chief Executive Officer, through a delegate, ensures that the Manual of Internal Control, which sets forth all the internal procedures, is periodically updated. He reports periodically to the Internal Control Committee referred to below.

    The Internal Control Committee consists of three members: an independent and non-executive director (Lucio Rondelli) who serves as Chairman of the Committee, the Chairman of the Board of Directors (Leonardo Del Vecchio) and the President of the Board of Statutory Auditors (Giancarlo Tomasin). However, following the recent changes made by Borsa Italiana S.p.A. to the Model Code concerning the composition and the role of the Internal Control Committee, the Board of Directors has determined that it would be appropriate to review the composition of the Committee so as to include only non-executive directors, a majority of whom will be independent. To this end, following the ordinary shareholders meeting, at which one additional independent director is expected to be elected, the Board intends to revise the composition of the Internal Control Committee.

    The Internal Control Committee is charged with giving advice and making proposals on the adequacy of the Company's internal control system and ensuring that it is properly applied by, among other things, working with the Company's internal administrative bodies, the Board of Statutory Auditors and the accounting firms which certify the Company's financial statements. The Internal Control Committee meets at least twice a year and reports to the Board of Directors.

    CONFIDENTIAL INFORMATION

    The handling of confidential information is overseen by the Chairman, the Chief Executive Officer, the Chief Financial Officer and the Investor Relations Manager, who are the only representatives of the Company authorized to disclose confidential information.

    The handling of confidential information has been extensively reviewed by the Board of Directors who have taken the following actions:

 i) The adoption of "Rules for internal management and disclosure of confidential and price sensitive information" (the "Rules") which have been distributed to all directors, members of the Board of Statutory Auditors and employees who may become aware of non-public, confidential and price sensitive information. The Rules are designed to regulate the use and management of confidential information within the Company and to impose requirements on persons who for professional reasons or reasons linked to his/her function become aware of non-public, confidential and price sensitive information.

 (ii) The adoption of a "Code of Conduct", which imposes internal reporting obligations and limitations on transactions in Luxottica securities by persons that, because of their position and/or the function carried out by them, have access to confidential information ("Significant Persons"). The Code of Conduct enables the Company to give timely information to the market of transactions in Luxottica securities made by the Significant Persons.

    RELATIONS WITH INSTITUTIONAL INVESTORS AND OTHER SHAREHOLDERS

    The Investor Relations Department handles the relationships with analysts, institutional investors and other shareholders, Italian and foreign.

    The disclosure required by law is handled by the Legal Department of Luxottica Group.

    The Company has not adopted a special set of rules for the conduct of the shareholders' meetings as they have always been properly and efficiently conducted.

    MEMBERS OF THE BOARD OF AUDITORS

    According to the By-Laws of the Company, the Board of Auditors is appointed based on the lists presented by the shareholders who, either alone or together with other shareholders, represent at least 3% of the shares with the right to vote at the Ordinary Shareholders meeting.

    The lists must be accompanied by detailed information concerning the candidates' personal and professional background.

                               VOTING PROCEDURES

    You may cast your vote on the resolutions referred to above either by completing the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the ordinary shareholders' meeting personally. Should you elect to cast your vote personally at the ordinary shareholders' meeting, you will be required to follow the procedure established by the Company in agreement with The Bank of New York, as depositary. According to such procedure, you will be required to provide The Bank of New York not later than 12:00 p.m. (noon) on June 16, 2003 evidence that (i) you will be an ADS holder as of the date of the annual meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letters attached hereto as Annex C and Annex D.

    The Company believes that the foregoing information and the attached documents will be sufficient to enable you to cast your vote in connection with each of the resolutions described above which are being submitted for your approval.

                                          Many thanks and best regards.

                                          LUXOTTICA GROUP S.P.A.

Milan, May 5, 2003

                                    ANNEX A

                      WARNING ABOUT TAXATION OF DIVIDENDS
                       PAYABLE BY LUXOTTICA GROUP S.P.A.

May 2003

Dear Holder of American Depositary Shares,

    As noted in the enclosed Proxy Statement, at the ordinary shareholders' meeting of Luxottica Group S.p.A. (the "COMPANY") which will be held on June 25, 2003 on first call (or on June 27, 2003 on second call), the Board of Directors of the Company will submit to shareholders a proposal to adopt a resolution for the distribution of a cash dividend in the amount of Euro 0.21 per American Depositary Share (each American Depositary Share represents one Ordinary Share).

    The Company will pay the dividend to all holders of ADSs of record on July 2, 2003. In order to be a holder of record on July 2, 2003 and thus be entitled to such dividend, you must purchase the ADSs on or before June 27, 2003.

    The dividend will be paid on July 3, 2003 in Euro, by Monte Titoli S.p.A., authorized intermediary, to all depository banks of the shareholders. For the holders of ADSs, the dividend will be paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement. The Bank of New York anticipates that dividends will be payable to all the ADS holders commencing from and after July 10, 2003 upon satisfaction of the documentation requirements referred to below, at the U.S. Dollar/Euro exchange rate in effect on July 3, 2003.

    The ADSs listed on the New York Stock Exchange will be traded ex-dividend on June 30, 2003.

    Dividends paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy to which the shares are effectively connected, are subject to a 27.0 percent substitute tax rate. Accordingly, the amount of the dividend paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement, will be subject to such Italian substitute tax. Therefore, the amount of the dividends that the holders of ADS will initially receive will be net of such substitute tax.

    All owners of ADSs will be given the opportunity to submit to The Bank of New York, in accordance with the procedure set forth by it, the documentation attesting their residence for tax purposes in Italy or in countries which have entered into tax treaties with Italy, pursuant to which reduced tax rates might become directly applicable. Please find attached to this Annex a document and necessary forms setting forth the detailed procedure to be used by ADS holders for the purpose of obtaining the direct application of the reduced tax rate.

    All ADS holders who are Italian residents for tax purposes should deliver by July 18, 2003 to The Bank of New York the documentation, dated before July 3, 2003, selecting the option for the application of the 12.5 percent substitute tax at source or the option to include the dividends it receives in the beneficial owner's annual tax return. For Italian resident ADS holders please complete Forms A to G "Dichiarazione Percettore Dividendo" depending on the beneficial owner status (attached to this Annex).

    Also ADS holders who are not Italian residents for tax purposes should deliver by July 18, 2003 to The Bank of New York the documentation, signed before July 3, 2003, attesting to their residence for tax purposes in countries which have entered into tax treaties with Italy, pursuant to which reduced tax rates might become directly applicable. For US resident ADS holders, please complete Form US (attached to this Annex). For ADS holders who are residents of other countries having anti-double taxation treaties with the Republic of Italy, please obtain a certification from your appropriate tax authority by completing the applicable Form A-4 "Tax Relief Form for Dividends for non-U.S. resident holders" depending on whether you are an individual or a company (attached to this Annex A). Please note that Forms US and A-4 need to be signed by the relevant tax authority before July 3, 2003.

    As soon as the required documentation is delivered by the Bank of New York to UniCredito Italiano, such bank shall endeavor to effect, in the shortest possible time, repayment of the balance between the 27.0 percent withheld at the time of payment and the rate actually applicable to the ADS holder. By way of example, Italy and United States (as well as many other countries) are parties to a tax treaty pursuant to which the rate of the tax applicable to dividends paid by an Italian resident company to a U.S. resident entitled to the benefits under the treaty may be reduced to 15.0 percent. Therefore, U.S. resident ADS holders have the opportunity of being repaid a further 12.0 percent of the gross dividend, that is the difference between the 27.0 percent withheld at the time of payment of the dividend and the 15.0 percent substitute tax provided for by the Italy--U.S. tax treaty.

    IN THE PAST MANY ADS HOLDERS HAVE BEEN UNABLE TO PROVIDE THE REQUIRED CERTIFICATES WITHIN THE DEADLINE, BECAUSE THE TAX AUTHORITIES CAN TAKE TWO MONTHS OR MORE IN RELEASING SUCH DOCUMENTS. THEREFORE, THE COMPANY ADVISES YOU, IN CASE YOU EXPECT TO BE A HOLDER OF ADSS OF RECORD ON JULY 2, 2003 AND ARE INTERESTED IN IMPLEMENTING THE PROCEDURE TO OBTAIN THE APPLICATION OF THE REDUCED SUBSTITUTE TAX RATE, TO START WELL IN ADVANCE OF JULY 3, 2003 SUCH PROCEDURE BY COMPLETING THE APPROPRIATE FORM ATTACHED TO THIS ANNEX (FORM A TO G FOR ITALIAN RESIDENTS, FORM US FOR U.S. RESIDENTS, FORM A-4 FOR RESIDENTS OF OTHER COUNTRIES), WHICH NEEDS TO BE SIGNED, FOR NON-ITALIAN RESIDENTS ONLY, BY THE RELEVANT TAX AUTHORITY. THE PROCEDURE ESTABLISHED BY THE BANK OF NEW YORK AND UNICREDITO ITALIANO CONTEMPLATES THAT, ONCE THE ADS HOLDER HAS DELIVERED THE PROPER DOCUMENTATION TO THE BANK OF NEW YORK, THE LATTER WILL MAKE IT AVAILABLE TO UNICREDITO ITALIANO AND CONSEQUENTLY THE ADDITIONAL DIVIDEND AMOUNT WILL BE PAYABLE TO THE ADS HOLDERS.

    PLEASE NOTE THAT IN ORDER FOR ADS HOLDERS TO TAKE ADVANTAGE OF THE ACCELERATED TAX REFUND (QUICK REFUND), THE CERTIFICATION BY THE RESPECTIVE TAX AUTHORITY MUST BE DATED BEFORE JULY 3, 2003 (THE DIVIDEND PAYMENT DATE IN EURO) AND THE BANK OF NEW YORK SHOULD RECEIVE THE CERTIFICATION ON OR BEFORE JULY 18, 2003.

    The Company recommends to all ADS holders who are interested in taking advantage of such an opportunity to request more detailed information as to the exact procedure to be followed from The Bank of New York (ADR Department, telephone +1-212-815-8365; fax +1-212-571-3050, attn. Vinu Kurian) or directly from the Company's headquarters in Italy (Investor Relations Department, telephone +39.0437.644256; fax +39.0437.63840).

    ADS holders are further advised that, once the amounts withheld are paid to the Italian tax authorities, the ADS holders who are entitled to a reduced tax rate may only apply to the Italian tax authorities to receive the reimbursement of the excess tax applied to the dividends received from the Company. Such procedure customarily takes years before the reimbursement is actually made. Therefore, the above-mentioned procedure for direct application of the reduced withholding rate was established by Luxottica Group in the best interest of its shareholders.

    Best regards,

    LUXOTTICA GROUP S.P.A.

                                    ANNEX A

                                                                          FORM A

              DICHIARAZIONE PERCETTORE DIVIDENDO: PERSONE FISICHE

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

OGGETTO: DIVIDENDO 2002 ADS DI LUXOTTICA GROUP S.p.A.

Egregi Signori,

il sottoscritto ___________ nato a ____________ il ____________ residente a ___________ in Via ______________ CAP _________________ Codice
Fiscale ______________ titolare beneficiario di N _________________ American

Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto titoli intestato al sottoscritto presso la Banca _____________ filiale di ______________;

Pertanto, in base all' art. 27ter del D.P.R. 600/73

                                     CHIEDE

(APPORRE UNA "X" SU UNA DELLE SEGUENTI OPZIONI)

/ / che il dividendo relativo all'esercizio 2002 gli sia corrisposto senza applicazione di alcuna imposta;

                                     OPPURE

/ / che il dividendo relativo all'esercizio 2002 gli sia corrisposto al netto dell'imposta sostitutiva del 12,5%. A tal fine, dichiaro che gli strumenti finanziari immessi nel suddetto deposito titoli non sono relativi ad attivita di impresa e non costituiscono partecipazioni qualificate ai sensi dell'art. 81, comma 1 lettera C) del T.u.i.r. Mi impegno inoltre a comunicare tempestivamente a codesta Banca qualunque circostanza in grado di modificare l'attuale condizione.

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilita, danno, perdita o passivita che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulle dichiarazioni ed informazioni contenute nella presente dichiarazione.

In fede,

Data______________   Firma _______________

                                    ANNEX A

                                                                          FORM B

             DICHIARAZIONE PERCETTORE DIVIDENDI: PERSONE GIURIDICHE

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

OGGETTO: DIVIDENDO 2002 ADS DI LUXOTTICA GROUP S.p.A.

Egregi Signori,

la sottoscritta Soc _______________ con sede sociale a __________ in Via __________________, CAP _____________ Codice Fiscale _____________ in
persona del proprio legale rappresentante Sig _____________ dichiara:

/ /  di essere titolare beneficiario di N _____________________
     American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato alla sottoscritta presso la Banca _____________________ Filiale di ______________________

/ / che il dividendo percepito concorre alla determinazione del proprio reddito imponibile;

Pertanto, in base all' art. 27ter del D.P.R. 600/73

                                     CHIEDE

che il dividendo relativo all'esercizio 2002 sia corrisposto al lordo dell'imposta sostitutiva

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilita, danno, perdita o passivita che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulle dichiarazioni ed informazioni contenute nella presente dichiarazione.

In fede,

Data_________________   Timbro e Firma ________________

                                    ANNEX A

                                                                          FORM C

  DICHIARAZIONE PERCETTORE DIVIDENDI: FONDI DI INVESTIMENTO MOBILIARE, SICAV,
         FONDI COMUNI LUSSEMBURGHESE "STORICI" E FONDI MOBILIARI CHIUSI

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

OGGETTO: DIVIDENDO 2002 ADS DI LUXOTTICA GROUP S.p.A.

Egregi Signori,

la sottoscritta Soc________________ con sede sociale a ______________ in Via _____________________, CAP _______________ Codice Fiscale _______________
in persona del proprio legale rappresentante Sig ____________________


                                  DICHIARA CHE

il seguente O.I.C.V.M. di diritto nazionale ___________________ gestito dalla sottoscritta societa e:

/ /  titolare beneficiario di N _______________________
     American Depositary Share ("ADS ") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato al sottoscritto presso la Banca ________________________ filiale di ___________________;

istituito quale:

(APPORRE UNA X SU UNA DELLE SEGUENTI OPZIONI):

/ /  FONDO COMUNE DI INVESTIMENTO MOBILIARE AI SENSI DELLA LEGGE 23 MARZO 1983,
     N. 77;

/ / SOCIETA D'INVESTIMENTO A CAPITALE VARIABILE AI SENSI DEL D. LGS. 25 GENNAIO 1992, N. 84;

/ / FONDO COMUNE DI DIRITTO ESTERO AUTORIZZATO AL COLLOCAMENTO IN ITALIA EX-D.L. 6 GIUGNO 1956, N. 476, AI SENSI DELL'ART. 11-BIS DEL D.L. 30 SETTEMBRE 1983, N. 512;

/ /  FONDO MOBILIARE CHIUSO AI SENSI DELLA LEGGE 14 AGOSTO 1993, N. 344;

pertanto, in base all'art. 27-ter del D.p.r. 600/73

                                     CHIEDE

che il dividendo relativo all'esercizio 2002 sia corrisposto senza alcuna imposta sostitutiva

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilita, danno, perdita o passivita che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verita e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ________________ Timbro e Firma _______________

                                    ANNEX A

                                                                          FORM D

               DICHIARAZIONE PERCETTORE DIVIDENDI: FONDO PENSIONE

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2002 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ____________________ con sede sociale a _____________
in Via ____________________, CAP _________________ Codice Fiscale
_________________ in persona del proprio legale rappresentante Sig
____________________

                                  DICHIARA CHE

il seguente fondo pensione ____________________ gestito dalla sottoscritta societa e:

/ /  titolare beneficiario di N ____________________
     American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato al sottoscritto presso la Banca _________________________ Filiale di ____________________;

/ / istituito quale fondo pensione AI SENSI DEL DECRETO LEGISLATIVO 21 APRILE 1993, N.124;

pertanto, in base all'art. 27-ter del D.p.r. 600/73

                                     CHIEDE

che il dividendo relativo all'esercizio 2002 sia corrisposto senza alcuna imposta sostitutiva.

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilita, danno, perdita o passivita che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verita e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data _______________  Timbro e Firma _______________

                                    ANNEX A

                                                                          FORM E

           DICHIARAZIONE PERCETTORE DIVIDENDI: GESTIONI PATRIMONIALI

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2002 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc _______________ con sede sociale a ________________ in Via ___________________, CAP ________________ Codice Fiscale
___________________ in persona del proprio legale rappresentante
Sig_______________________

                                  DICHIARA CHE

/ /  con riferimento a N _______________________
     American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A., depositati presso la Banca__________________ Filiale di
     ________________i dividendi distribuiti da Luxottica Group S.p.A.
     su questi ADS relativi all'esercizio 2002 sono di pertinenza di patrimoni conferiti dalla nostra clientela in gestioni patrimoniali per le quali la clientela ha optato per il regime del risparmio gestito di cui all'art. 7,
     D. Lgs. 21 novembre 1997, N. 461;

/ / che, ai sensi dell'art. 7 del Decreto Legislativo del 21 novembre 1997 N. 461/97, su detti dividendi non si applica alcuna imposta sostitutiva;

e pertanto

                                     CHIEDE

che il dividendo relativo all'esercizio 2002 sia corrisposto senza alcuna imposta sostitutiva.

Il sottoscritto si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilita, danno, perdita o passivita che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulla esattezza, verita e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________ Timbro e Firma ______________

                                    ANNEX A

                                                                          FORM F

            DICHIARAZIONE PERCETTORE DIVIDENDI: SOCIETA' FIDUCIARIA

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2002 ADS di Luxottica Group S.p.A.

Egregi Signori,

il sottoscritto _________, nella propria qualita di rappresentante legale della (NOME DELLA SOCIETA' FIDUCIARIA)_______________________ intestataria fiduciariamente degli ADS di cui piu' in dettaglio nel prosieguo, con la presente in nome e per conto della societa

                                  ATTESTA CHE

con riferimento a N ___________________ American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A., detti ADS sono depositati sul conto intestato al sottoscritto presso la Banca ___________________ Filiale di_________________ e
che l'effettivo beneficiario dei dividendi distribuiti da Luxottica Group S.p.A. su tali ADS relativi all'esercizio 2002, e una persona fisica residente in Italia a fini fiscali e pertanto

                                     CHIEDE

(APPORRE UNA "X" SU UNA DELLE SEGUENTI OPZIONI)

/ / che il dividendo relativo all'esercizio 2002 sia corrisposto senza applicazione di alcuna imposta sostitutiva;

/ / che il dividendo relativo all'esercizio 2002 gli sia corrisposto al netto dell'imposta sostitutiva del 12,5%. A tal fine, dichiaro che gli strumenti finanziari immessi nel suddetto deposito titoli non sono relativi ad attivita di impresa e non costituiscono partecipazioni qualificate ai sensi dell'art. 81, comma 1 lettera C) del T.u.i.r. Mi impegno inoltre a comunicare tempestivamente a codesta Banca qualunque circostanza in grado di modificare l'attuale condizione.

Il sottoscritto si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilita, danno, perdita o passivita che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulla esattezza, verita e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data __________________ Timbro e Firma ________________

                                    ANNEX A

                                                                          FORM G

  DICHIARAZIONE PERCETTORE DIVIDENDI: FONDI DI INVESTIMENTO IMMOBILIARE CHIUSI

A:  UNICREDITO ITALIANO
    Via Prati, 12
    20145 MILANO
    C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2002 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc __________________  con sede sociale a _______________
in Via ____________________, CAP ____________________ Codice Fiscale
____________________ in persona del proprio legale rappresentante Sig
________________________

                                  DICHIARA CHE

il fondo d'investimento immobiliare _____________________ gestito dalla sottoscritta societa:

/ / e titolare beneficiario di N ________________________
    American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato al sottoscritto presso la Banca ___________________ Filiale di ____________________;

                                     CHIEDE

    QUALE FONDO DI INVESTIMENTO IMMOBILIARE CHIUSO AI SENSI DELLA LEGGE 25 GENNAIO 1994, N. 86 di essere assoggettato sui suddetti dividendi all'imposta sostitutiva del 12,5% a titolo definitivo prevista dall'art. 27ter, del D.P.R. 600/73;

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilita, danno, perdita o passivita che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verita e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________ Timbro e Firma _________________

                                    ANNEX A

                         FOR U.S. RESIDENT ADS HOLDERS

FORM US (FOR U.S. RESIDENT ADS HOLDERS)

IRS-PHILADELPHIA SERVICE CENTER
FOREIGN CERTIFICATION REQUEST
P.O. BOX 16347
PHILADELPHIA, PA 19114-0447
ATTN: U.S. RESIDENCY CERTIFICATION UNIT,
DROP POINT 8121

Dear Sir or Madam:

The undersigned individual or organization hereby requests a "Certification for Reduced Tax Rate" for Italy (Form 6166), pursuant to Internal Revenue Service Publication 686 (Rev. December, 2001) to be sent to the address provided below.

I hereby declare the following:

    1)  The name of the undersigned taxpayer is ________________________.

    2)  The undersigned is a U.S. resident individual/corporation.

    3)  The undersigned does not have a permanent establishment in Italy.

    4)  The permanent street address and telephone number of the undersigned is:

Address:
          ------------------------------------

          ------------------------------------

          ------------------------------------

          ------------------------------------

Telephone:
          ------------------------------------

    5) (For corporations only) The state of incorporation of the undersigned is: ________________.

    6) The Social Security Number (individuals) or Employer Identification Number (corporations) of the undersigned is: ________________________.

Please send the "Certification for Reduced Tax Rate" for Italy to:

                           ------------------------------------
                                      (holder's name)

                           ------------------------------------
                                         (address)

                           ------------------------------------
                                       (city/state)

Under penalties of perjury, I declare that the above information is true, correct and complete.
Thank you.

                           ------------------------------------
                                    (Name of Taxpayer)

                           ------------------------------------
                                 (Signature of Taxpayer or
                                Taxpayer's Representative)

                           ------------------------------------
                              (Title for corporate officers)

                           ------------------------------------
                                          (Date)

           (It is not necessary to have this request form notarized)

                                    ANNEX A

FORM A4  TAX RELIEF FORM FOR DIVIDENDS FOR NON-U.S. RESIDENT HOLDERS (PERSONE
                             FISICHE/INDIVIDUALS)

          RICHIESTA DI ATTESTAZIONE PER L'APPLICAZIONE DELLA RITENUTA
             RIDOTTA SU DIVIDENDI DISTRIBUITI DA SOCIETA' ITALIANE
         REQUEST FOR THE APPLICATION OF THE REDUCED WITHHOLDING TAX ON
                   DIVIDENDS DISTRIBUTED BY ITALIAN COMPANIES

DICHIARAZIONE PRESENTATA DA                                  IN VIRTU' DEL TRATTATO CONTRO LE DOPPIE
Declaration in force by                                      according to the Convention for the
IMPOSIZIONI IN VIGORE TRA LA REPUBBLICA ITALIANA E
avoidance of Double Taxation between Italy and____________

------------------------------------------------------------------------------
SEZIONE 1/ SECTION I

        DICHIARAZIONE DEL BENEFICIARIO OVVERO DEL RAPPRESENTANTE LEGALE
             STATEMENT OF THE RECIPIENT OR HIS LEGAL REPRESENTATIVE

------------------------------------------------------------------------------

beneficiario/recipient_____________________________________________


Cognome _______________________         Nome __________________________         Sesso __________________

SURNAME________________________         NAME___________________________          SEX____________________

DATA DI NASCITA(GG/MM/AA) __________________ CITTA DI NASCITA _________________ SATO DI NASCITA ___________________
DATE OF BIRTH (DD/MM/YY) ___________________ CITY OF BIRTH ____________________ COUNTRY OF BIRTH __________________


--------------------------------------------------------------------------------------------
CODICE IDENTIFICATIVO                   RILASCIATO DA
Identification number                   Issued by

DOMICILIO FISCALE (INDIRIZZO COMPLETO)  CITTA                                   STATO
Fiscal domicile (full address)          City                                    Country

DICHIARA:
declares:
--------------------------------------------------------------------------------------------

di essere residente in              in virtu del Trattato contro le doppie
imposizioni in vigore tra la Repubblica Italiana e

to be resident in              according to the Convention for the avoidance of
Double Taxation between Italy and

------------------------------------------------------------------------------
DI NON SVOLGERE ATTIVITA INDUSTRIALE O COMMERCIALE IN ITALIA PER MEZZO DI UNA STABILE ORGANIZZAZIONE;

not to carry out any industrial or commercial activity in Italy by means of a permanent establishment;

CHE COMUNICHERA IMMEDIATAMENTE OGNI NUOVA CIRCOSTANZA CHE OSTI ALL'APPLICAZIONE DEL TRATTATO CONTRO LE DOPPIE IMPOSIZIONI;
------------------------------------------------------------------------------

THAT ANY NEW CIRCUMSTANCE THAT MAY AFFECT THE APPLICATION OF THE CONVENTION FOR THE AVOIDANCE OF THE DOUBLE TAXATION WILL BE IMMEDIATELY COMMUNICATED;

------------------------------------------------------------------------------
CHE LE INFORMAZIONI SOPRA INDICATE SONO VERITIERE E CORRETTE that the above-mentioned information are true and correct

SI AUTORIZZA UNICREDITO ITALIANO A CONSERVARE L'ORIGINALE DI QUESTO DOCUMENTO PRESSO I PROPRI UFFICI A DISPOSIZIONE DELLE COMPETENTI AUTORITA FISCALI
------------------------------------------------------------------------------

WE HEREBY AUTHORIZE UNICREDITO ITALIANO TO KEEP THE ORIGINAL DOCUMENTS IN THEIR RECORDS AT THE DISPOSAL OF THE COMPETENT TAX AUTHORITIES

LUOGO E DATA/PLACE AND DATE  _____________________________________________

TIMBRO E FIRMA DEL BENEFICIARIO O DEL RAPPRESENTANTE LEGALE
STAMP AND SIGNATURE OF THE BENEFICIARY OR LEGAL REPRESENTATIVE

_______________________________________________________________________________

TIMBRO E FIRMA DEL DELEGATO
STAMP AND SIGNATURE OF THE QUALIFIED PROXYHOLDER

_______________________________________________________________________________

NOME E COGNOME DEL RAPPRESENTANTE DEL DELEGATO
NAME AND SURNAME OF THE SIGNATORY FOR THE QUALIFIED PROXYHOLDER
_______________________________________________________________________________

-------------------------------------------------------------------------------
SEZIONE II/SECTION II

                 AD USO ESCLUSIVO DELL'AUTORITA' FISCALE ESTERA
                       FOREIGN TAX AUTHORITIES' USE ONLY

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
SI ATTESTA CHE IL BENEFICIARIO INDICATO NELLA SEZIONE I DEL PRESENTE MODELLO E RESIDENTE IN
We hereby declare that the beneficiary stated in Section I of this form is resident in

SI ATTESTA, INOLTRE, CHE LE DICHIARAZIONI CONTENUTE NEL PRESENTE MODELLO SONO ESATTE PER QUANTO RISULTA A QUESTA AMMINISTRAZIONE.
We hereby confirm that the statements supplied in this form are true as to this Administration' s knowledge.
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------
UFFICIO FISCALE COMPETENTE                                   INDIRIZZO/FULL ADDRESS
NAME OF TAX AUTHORITY'S OFFICE


------------------------------------------------------------------------------------
CITTA/CITY                                                   STATO/COUNTRY


------------------------------------------------------------------------------------

                                    ANNEX A

FORM A4  TAX RELIEF FORM FOR DIVIDENDS FOR NON-US RESIDENT ADS HOLDERS
                           (SOCIETA/COMPANIES)

          RICHIESTA DI ATTESTAZIONE PER L'APPLICAZIONE DELLA RITENUTA
             RIDOTTA SU DIVIDENDI DISTRIBUITI DA SOCIETA' ITALIANE
         REQUEST FOR THE APPLICATION OF THE REDUCED WITHHOLDING TAX ON
                   DIVIDENDS DISTRIBUTED BY ITALIAN COMPANIES

DICHIARAZIONE PRESENTATA DA                                  IN VIRTU' DEL TRATTATO CONTRO LE DOPPIE
Declaration in force by                                      according to the Convention for the
IMPOSIZIONI IN VIGORE TRA LA REPUBBLICA ITALIANA E
avoidance of Double Taxation between Italy and _____________

-------------------------------------------------------------------------------
SEZIONE 1/ SECTION I

        DICHIARAZIONE DEL BENEFICIARIO OVVERO DEL RAPPRESENTANTE LEGALE
             STATEMENT OF THE RECIPIENT OR HIS LEGAL REPRESENTATIVE
-------------------------------------------------------------------------------

beneficiario/recipient _______________________________________________


----------------------------------------------------------------------------------------------------
Il sottoscritto
THE UNDERSIGNED

Rappresentante legale di (ragione sociale)
LEGAL REPRESENTATIVE (FULL COMPANY NAME)
Con sede a                                                                      Codice
----------------------------------------------------------------------------------------------------

Established on __________________________  Code (1) _________________________

-------------------------------------------------------------------------------
Codice fiscale (se assegnato)
TAX IDENTIFICATION NUMBER (IF APPLICABLE)

DICHIARA:
declares:

di essere residente in              in virtu del Trattato contro le doppie
imposizioni in vigore tra la Repubblica Italiana e

to be resident in              according to the Convention for the avoidance of
Double Taxation between Italy and

DI NON SVOLGERE ATTIVITA INDUSTRIALE O COMMERCIALE IN ITALIA PER MEZZO DI UNA STABILE ORGANIZZAZIONE;

not to carry out any industrial or commercial activity in Italy by means of a permanent establishment;

CHE COMUNICHERA IMMEDIATAMENTE OGNI NUOVA CIRCOSTANZA CHE OSTI ALL'APPLICAZIONE DEL TRATTATO CONTRO LE DOPPIE IMPOSIZIONI;

THAT ANY NEW CIRCUMSTANCE THAT MAY AFFECT THE APPLICATION OF THE CONVENTION FOR THE AVOIDANCE OF THE DOUBLE TAXATION WILL BE IMMEDIATELY COMMUNICATED;

CHE LE INFORMAZIONI SOPRA INDICATE SONO VERITIERE E CORRETTE that the above-mentioned information are true and correct

SI AUTORIZZA UNICREDITO ITALIANO A CONSERVARE L'ORIGINALE DI QUESTO DOCUMENTO PRESSO I PROPRI UFFICI A DISPOSIZIONE DELLE COMPETENTI AUTORITA FISCALI
WE HEREBY AUTHORIZE UNICREDITO ITALIANO TO KEEP THE ORIGINAL DOCUMENTS IN THEIR RECORDS AT THE DISPOSAL OF THE COMPETENT TAX AUTHORITIES
-------------------------------------------------------------------------------

LUOGO E DATA/PLACE AND DATE  _____________________________________________

TIMBRO E FIRMA DEL BENEFICIARIO O DEL RAPPRESENTANTE LEGALE
STAMP AND SIGNATURE OF THE BENEFICIARY OR LEGAL REPRESENTATIVE

_______________________________________________________________________________

TIMBRO E FIRMA DEL DELEGATO
STAMP AND SIGNATURE OF THE QUALIFIED PROXYHOLDER

_______________________________________________________________________________

NOME E COGNOME DEL RAPPRESENTANTE DEL DELEGATO
NAME AND SURNAME OF THE SIGNATORY FOR THE QUALIFIED PROXYHOLDER

_______________________________________________________________________________


-------------------------------------------------------------------------------
SEZIONE II/SECTION II

                 AD USO ESCLUSIVO DELL'AUTORITA' FISCALE ESTERA
                       FOREIGN TAX AUTHORITIES' USE ONLY
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
SI ATTESTA CHE IL BENEFICIARIO INDICATO NELLA SEZIONE I DEL PRESENTE MODELLO E RESIDENTE IN
We hereby declare that the beneficiary stated in Section I of this form is resident in

SI ATTESTA, INOLTRE, CHE LE DICHIARAZIONI CONTENUTE NEL PRESENTE MODELLO SONO ESATTE PER QUANTO RISULTA A QUESTA AMMINISTRAZIONE.
We hereby confirm that the statements supplied in this form are true as to this Administration' s knowledge.

-------------------------------------------------------------------------------

------------------------------------------------------------------------------------
UFFICIO FISCALE COMPETENTE                                   INDIRIZZO/FULL ADDRESS
NAME OF TAX AUTHORITY'S OFFICE


------------------------------------------------------------------------------------
CITTA/CITY                                                   STATO/COUNTRY



------------------------------------------------------------------------------------


                                    ANNEX B

    The Luxottica Board of Directors has examined the proposal submitted by Deloitte & Touche S.p.A., found it adequate to the circumstances and decided to propose to the shareholders' meeting the appointment of Deloitte & Touche S.p.A. as auditors for the Annual Financial Statements and Annual Consolidated Financial Statements of the Company for the years 2003, 2004 and 2005.

    The Board of Statutory Auditors also approved the Deloitte & Touche S.p.A. proposal.

    Hours and fees proposed by Deloitte & Touche S.p.A. are the following:

                                                                           FEES
                                                               HOURS      (EURO)
                                                              --------   --------
Annual audit of single statutory financial statements of
  Luxottica Group S.p.A.....................................      250     20,500
Annual audit of consolidated financial statements of
  Luxottica Group S.p.A.....................................      380     27,500
Half-year limited review of statutory financial statements
  of Luxottica Group S.p.A..................................      500     45,200
TOTAL.......................................................    1,130     93,200

                           FORM FOR BENEFICIAL OWNERS

                                    ANNEX C

                                    WARNING

                         ORDINARY SHAREHOLDERS' MEETING
                           OF LUXOTTICA GROUP S.P.A.
                   TO BE HELD ON JUNE 25, 2003 ON FIRST CALL,
                        ON JUNE 27, 2003 ON SECOND CALL
                                HOW TO ATTEND IT

Dear Beneficial Holder of American Depositary Shares,

    As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary shareholders' meeting (the "MEETING") of the shareholders of Luxottica Group S.p.A. (the "COMPANY") will be held on June 25, 2003 on first call, or, failing the attendance of the required quorum, on June 27, 2003 on second call, in either case at the registered office of the Company, Via C. Cantu 2, in Milan, Italy at 11.00 a.m.

    The beneficial owners of American Depositary Shares of the Company ("BENEFICIAL OWNERS") are entitled either:

    A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

    B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

    By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Meeting and cast their vote personally.

    PURSUANT TO ITALIAN LAW GOVERNING THE MEETING, MERELY HOLDING AMERICAN DEPOSITARY SHARES DOES NOT AUTOMATICALLY PERMIT THE BENEFICIAL OWNERS TO ATTEND THE MEETING OR TO EXERCISE VOTING RIGHTS.

    In light of the foregoing, all Beneficial Owners who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the Beneficial Owners with the requirements set forth below.

    All Beneficial Owners who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 16, 2003 at 12:00 P.M. (noon) with the following documents:

1. The original Voting Instruction Card enclosed herewith and received by the Beneficial Owners as part of the mailing of the Proxy Statement to all the Beneficial Owners of American Depositary Shares of record on May 16, 2003.

2. A certification in the form of Schedule 1 hereto issued by the bank or broker who is holding the American Depositary Shares on behalf of the Beneficial Owners.

    Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the Beneficial Owners for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certificate. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 101 Barclay Street West, New York, New York, Vinu Kurian, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 9.00 a.m. on the date of the Meeting at the registered office of the Company, Via C. Cantu 2, in Milan, Italy. The validity of the proxy issued by The Bank of New York shall be subject to the bank or broker who has issued the certification referred to in section 2 above to be a holder of record on May 16, 2003 for the number of ADSs referred to in the certification. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

    If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owner has been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the Beneficial Owner shall be required to provide The Bank of New York only with the document referred to in section 2 above.

    Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

                                          Sincerely yours,

                                          LUXOTTICA GROUP S.p.A.

Luxottica Group S.p.A.                 The Bank of New York
Via Cantu, 2                           101 Barclay Street West
20123 Milano, Italy                    New York, New York 10286
Attn: Marianna Nasce                   Attn: Vinu Kurian
Legal Department                       ADR Department
Tel. n. +39.0286334623                 tel. n. 212.815.8365
Fax n. +39.0286334636                  fax n. 212.571.3050

                  FORM OF CERTIFICATION FOR BENEFICIAL OWNERS

                             SCHEDULE 1 TO ANNEX C

The Bank of New York
101 Barclay Street West,                                Date _____________, 2003
New York, New York 10286
Attention: Vinu Kurian

Dear Sirs,

    The undersigned _____________________, as bank/broker holding American Depositary Shares of Luxottica Group S.p.A., hereby certifies, under its own responsibility, as follows:

    _____________________(name of ADS beneficial owner) is the beneficial owner of no. ______ American Depositary Shares of Luxottica Group S.p.A., held by the undersigned on his/her/its behalf, and such American Depositary Shares will be so held up to and including June 25, 2003, or failing attendance of the required quorum, up to and including June 27, 2003. As a result of the foregoing, the undersigned will keep the deposited American Depositary Shares and will not release them to the aforementioned beneficial owner, nor will the undersigned consent to the assignment of the beneficial ownership of said American Depositary Shares until such date. You are hereby authorized to rely upon this certification in connection with the granting of a proxy to the aforementioned beneficial owner enabling him/her/it to attend the Shareholders' Meeting of Luxottica Group S.p.A., which will be held on June 25, 2003 on first call, or, failing the attendance of the required quorum, on June 27, 2003 on second call.

Kind regards,

______________________________________

                          FORM FOR REGISTERED HOLDERS

                                    ANNEX D

                                    WARNING

                       ORDINARY SHAREHOLDERS' MEETING OF
                             LUXOTTICA GROUP S.P.A.
                  TO BE HELD ON JUNE 25, 2003 ON FIRST CALL OR
                        ON JUNE 27, 2003 ON SECOND CALL
                                HOW TO ATTEND IT

Dear Registered Holder of American Depositary Shares,

    As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary shareholders' meeting (the "MEETING") of the shareholders of Luxottica Group S.p.A. (the "COMPANY") will be held on June 25, 2003 on first call, or, failing the attendance of the required quorum, on June 27, 2003 on second call, in either case at the registered office of the Company, Via C. Cantu 2, in Milan, Italy at 11.00 a.m.

The registered holders of American Depositary Shares of the Company ("ADS HOLDERS") are entitled either:

    A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

    B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

    By this letter the Company wishes to provide the ADS Holders with instructions as to the requirements to be fulfilled by those Registered Holders who wish to attend the Meeting and cast their vote personally.

    PURSUANT TO ITALIAN LAW GOVERNING THE MEETING, MERELY HOLDING AMERICAN DEPOSITARY SHARES DOES NOT AUTOMATICALLY PERMIT THE ADS HOLDERS TO ATTEND THE MEETING OR TO EXERCISE VOTING RIGHTS.

    In light of the foregoing, all ADS Holders who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the ADS Holders with the requirements set forth below.

    All ADS Holders who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 16, 2003 at 12:00 P.M. (noon) with the following documents:

1. The original Voting Instruction Card enclosed herewith and received by the ADS Holders as part of the mailing of the Proxy Statement to all the Holders of American Depositary Shares of record on May 16, 2003.

2.  A notice in the form of Schedule 1 hereto.

    Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the ADS Holder for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certification. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 101 Barclay Street West, New York, New York, Vinu Kurian, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 9:00 a.m. on the date of the Meeting at the registered office of the Company, via C. Cantu 2, in Milan, Italy. The validity of the proxy, issued by The Bank of New York shall be subject to the ADS Holder being a registered holder of record of American Depositary Shares on May 16, 2003. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

    If the voting rights pertaining to the American Depositary Shares held by any ADS Holder has been exercised through the mailing of the Voting Instruction Card, the ADS Holder may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the ADS Holder shall be required to provide The Bank of New York only with the document referred to in section 2 above.

    Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

                                          Sincerely yours,

                                          LUXOTTICA GROUP S.P.A.

Luxottica Group S.p.A.         The Bank of New York
Via Cantu, 2                   101 Barclay Street West
20123 Milano, Italy            New York, New York
Attn: Marianna Nasce           10286
Legal Department               Attn: Vinu Kurian
Tel. n. +39.0286334623         ADR Department
fax n. +39.0286334636          tel. n. 212.815.8365
                               fax n. 212.571.3050

                  FORM OF CERTIFICATION FOR REGISTERED HOLDERS

                             SCHEDULE 1 TO ANNEX D

The Bank of New York
101 Barclay Street West,                                Date _____________, 2003
New York, New York 10286
Attention: Vinu Kurian

Dear Sirs,

    The undersigned _____________, in its capacity as registered holder of no. _____________ American Depositary Shares of Luxottica Group S.p.A. (the "ADSS"), hereby gives notice to The Bank of New York that the undersigned wishes to attend personally the shareholders' meeting of Luxottica Group S.p.A. to be held on June 25, 2003 or failing attendance of the required quorum, on June 27, 2003 (the "MEETING").

    The undersigned further certifies that it will continue to be a registered holder of the ADSs up to and including June 25, 2003 or failing attendance of the required quorum, on June 27, 2003.

    You are hereby authorized to rely upon this certification in connection with the granting to Mr./Mrs./ Ms. _____________ on behalf of the undersigned, of a proxy enabling said person to attend the Meeting of Luxottica Group S.p.A..

Kind regards,

___________________________________

                   LUXOTICA GROUP S.p.A. and Subsidiaries(*)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               Page
Report of Independent Public Accountants                        1

Consolidated Balance Sheets, December 31, 2001, and 2002        2

Statements of Consolidated Income for the Years Ended
December 31, 2000, 2001, and 2002                               4

Statements of Consolidated Shareholders' Equity for the
Years Ended December 31, 2000, 2001, and 2002                   6

Statements of Consolidated Cash Flows for the Years Ended
December 31, 2000, 2001, and 2002                               7

Notes to Consolidated Financial Statements                      9

--------------------------------------------------------------------------------

Deloitte & Touche S.p.A.
Revisione e organizzazione contabile
Viale della Repubblica, 22
31020 Fontane di Villorba
Treviso
Italia
Tel: + 39 0422 42 19 41
Fax: + 39 0422 42 01 71
R.E.A. Treviso n. 222191
www.deloitte.it                                                                  [LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Luxottica Group S.p.A.:

    We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and Subsidiaries (collectively, "the Company") as of December 31, 2001, and 2002 and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxottica Group S.p.A. and Subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

    Our audits comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of international readers.

    As described in Note 1 to the consolidated financial statement, effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, which established new accounting and reporting standards for the recording, amortization and impairment of goodwill and other intangible assets.

/s/ Deloitte & Touche

Treviso, Italy
February 14, 2003

                   Milano  Ancona  Bari  Bergamo  Bologna  Cagliari  Firenze
                   Genova  Napoli  Parma  Padova  Roma  Torino  Treviso  Vicenza
                   Sede legale: Palazzo Carducci - Via Olona, 2-20123 Milano -
[LOGO]             Capitale Sociale Euro 3.354.488,80 i.v.
                   Partita ICVA/Codice Fiscale/Registro delle Impresse Milano
                   n. 03009430152 - R.E.A. Milano n. 945128

--------------------------------------------------------------------------------

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2002


ASSETS
-----------------------------------------------------------------------------------------------
                                                          2001          2002           2002
                                                                                   (thousand of
                                                                                      U.S.
                                            NOTES         (thousand of Euro)       Dollars)(1)
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 199,202       151,418     $  158,762
Restricted cash                                 1, 8      213,507            --             --
Accounts receivable
(Less allowance for doubtful accounts,
Euro 22.4 million in 2001, and Euro 18.1
million in 2002; U.S. Dollars 19.0
million)                                           2      381,281       370,234        388,190
Sales and income taxes receivable                          23,327        10,956         11,487
Inventories                                        3      371,406       406,032        425,725
Prepaid expenses and other                                 75,468        53,385         55,974
Deferred tax assets                                7      163,201       148,088        155,270

TOTAL CURRENT ASSETS                                    1,427,392     1,140,113      1,195,408

PROPERTY, PLANT AND EQUIPMENT--NET              2, 5      501,346       506,545        531,112

OTHER ASSETS
Intangible assets--net                             6    2,009,740     1,916,526      2,009,478
Investments                                        4        5,798        12,837         13,460
Other assets                                                4,086        10,311         10,811

TOTAL OTHER ASSETS                                      2,019,624     1,939,674      2,033,749
TOTAL                                                   3,948,362     3,586,332     $3,760,269
-----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

DECEMBER 31, 2001 AND 2002


LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
                                                           2001         2002          2002
                                                                                  (thousand of
                                                                                      U.S.
                                             NOTES        (thousand of Euro)      Dollars)(1)
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Bank overdrafts                                            411,193      371,729   $    389,758
Current portion of long-term debt                   8    1,339,131      178,335        186,984
Accounts payable                                           183,431      202,897        212,738
Accrued expenses
Payroll and related                                         81,099       64,622         67,756
Customers' right of return                                  14,087        9,130          9,573
Other                                                      264,765      153,262        160,695
Income taxes payable                                7        5,793       18,748         19,657
TOTAL CURRENT LIABILITIES                                2,299,499      998,723      1,047,161
LONG-TERM DEBT                                      8      132,247      855,654        897,153
LIABILITY FOR TERMINATION INDEMNITIES               9       35,029       48,945         51,319
DEFERRED TAX LIABILITIES                            7       10,282      121,805        127,713
OTHER LONG-TERM LIABILITIES                         9      122,989      133,605        140,085
COMMITMENTS AND CONTINGENCIES                      14
MINORITY INTERESTS IN CONSOLIDATED
SUBSIDIARIES                                                 5,473        9,705         10,176
SHAREHOLDERS' EQUITY
  Capital stock par value Euro 0.06--
  452,865,817 and 454,263,600 ordinary
  shares authorized and issued at
  December 31, 2001 and 2002,
  respectively; 451,660,817 and
  452,351,900 shares outstanding as of
  December 31, 2001 and 2002                       11       27,172       27,256         28,578
Additional paid-in capital                                  18,381       34,799         36,487
Retained earnings                                        1,152,508    1,447,374      1,517,572
Accumulated other comprehensive income
(loss)                                              1      147,116      (66,987)       (70,236)
TOTAL                                                    1,345,177    1,442,442      1,512,401
Less treasury shares at cost; 1,205,000
and 1,911,700 shares as of December 31,
2001 and 2002, respectively                                  2,334       24,547         25,739
SHAREHOLDERS' EQUITY                                     1,342,843    1,417,895      1,486,662
TOTAL                                                    3,948,362    3,586,332   $  3,760,269
----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

---------------------------------------------------------------------------------------------------------
                                                2000            2001           2002(2)        2002(2)
                                                                                            (thousand of
                                                                                                U.S.
                                  NOTES            (thousand of Euro)                       Dollars)(1)
---------------------------------------------------------------------------------------------------------
NET SALES                               12    2,416,788       3,064,907        3,132,201     $3,284,113
COST OF SALES                                   697,301         883,961          878,003        920,586

GROSS PROFIT                                  1,719,487       2,180,946        2,254,198      2,363,527
OPERATING EXPENSES
Selling and advertising                         983,138       1,302,383        1,355,148      1,420,873
General and administrative                      324,428         369,071          297,542        311,973

TOTAL OPERATING EXPENSES                      1,307,566       1,671,454        1,652,690      1,732,846
INCOME FROM OPERATIONS                  12      411,921         509,492          601,508        630,681
OTHER INCOME/(EXPENSES)
Interest income                                  16,562          15,060            5,036          5,280
Interest expense                                (72,562)        (91,978)         (65,935)       (69,133)
Other--net                                        6,098           8,737           (1,167)        (1,224)
OTHER INCOME/(EXPENSES) NET                     (49,902)        (68,181)         (62,066)       (65,076)

INCOME BEFORE PROVISION FOR
INCOME TAXES                                    362,019         441,311          539,442        565,605
PROVISION FOR INCOME TAXES               7      101,488         123,450          162,696        170,587
INCOME BEFORE MINORITY
INTERESTS IN CONSOLIDATED
SUBSIDIARIES                                    260,531         317,861          376,746        395,018
MINORITY INTERESTS IN INCOME
OF CONSOLIDATED SUBSIDIARIES                      5,254           1,488            4,669          4,897
NET INCOME                                      255,277         316,373          372,077     $  390,121
---------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

----------------------------------------------------------------------------------------------
                                                          Years ended December 31,
                                              ------------------------------------------------
                                                2000        2001      2002 (2)    2002 (2)
                                              ---------   ---------   ---------      -----
                                                            Euro                      U.S.
                                                                                   Dollars(1)
----------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
BASIC                                              0.57        0.70        0.82      $0.86

EARNINGS PER SHARE:
DILUTED                                            0.56        0.70        0.82      $0.86

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (THOUSAND):
Basic                                         449,987.9   451,037.0   453,174.0
Diluted                                       452,920.2   453,965.5   455,353.5
----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                            Common stock        Additional                    Other           other       Treasury
                       ----------------------    paid-in      Retained    comprehensive   comprehensive    shares
                         Shares       Amount     capital      earnings    income/(loss)   income/(loss)    amount
                       -----------   --------   ----------   ----------   -------------   -------------   --------
                        (NOTE 11)                                    (Euro/000)
------------------------------------------------------------------------------------------------------------------
BALANCES,
JANUARY 1, 2000        450,539,600     23,268       2,774       682,529                       80,055        (2,334)

Exercise of stock
options                  1,042,700         54       7,992
Translation
adjustment                                                                    37,893          37,893
Dividends declared                                              (38,345)
Net income                                                      255,277      255,277
COMPREHENSIVE INCOME                                                         293,170

BALANCES,
DECEMBER 31, 2000      451,582,300     23,322      10,766       899,461                      117,948        (2,334)
Exercise of stock
options                  1,283,517         71      11,394
Translation
adjustment                                                                    40,486          40,486
Euro Conversion                         3,779      (3,779)
Cummulative effect of
SFAS 133 adoption                                                             (7,749)         (7,749)
Change in fair value
of derivative
instruments                                                                   (3,569)         (3,569)
Dividends declared                                              (63,326)
Net income                                                      316,373      316,373
COMPREHENSIVE INCOME                                                         345,541

BALANCES,
DECEMBER 31, 2001      452,865,817     27,172      18,381     1,152,508                      147,116        (2,334)
Exercise of stock
options                  1,397,783         84       9,483
Translation
adjustment                                                                  (198,463)       (198,463)
Minimum pension
liability, net of
taxes                                                                        (26,569)        (26,569)
Sell of treasury
shares, net of taxes                                6,935                                                    2,334
Purchase of treasury
shares                                                                                                     (24,547)
Change in fair value
of derivative
instruments                                                                   10,929          10,929
Dividends declared                                              (77,211)
Net income(2)                                                   372,077      372,077
COMPREHENSIVE INCOME                                                         157,974

BALANCES,
DECEMBER 31, 2002      454,263,600     27,256      34,799     1,447,374                      (66,987)      (24,547)
COMPREHENSIVE
INCOME(1)                                                                   $165,636

BALANCES,
DECEMBER 31, 2002(1)   454,263,600   $ 28,578    $ 36,487    $1,517,572                     $(70,236)     $(25,738)
(thousands of
U.S.Dollars)(1)
------------------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

--------------------------------------------------------------------------------------------------
                                                         2000       2001       2002        2002
                                                                                        (thousand
                                                                                           of
                                                                                          U.S.
                                                             (thousand of Euro)         Dollars)(1)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME BEFORE MINORITY INTERESTS                       260,531    317,861    376,746     $395,018
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES:

Depreciation and amortization                          175,231    211,907    145,980      153,060
Benefit for deferred income taxes                      (14,234)   (15,983)    (7,785)      (8,163)
(Gain)/Loss on disposals of fixed assets--net              254      1,764     (1,212)      (1,271)
Termination indemnities matured during the year--net     2,861      2,886      5,977        6,267

CHANGES IN ASSETS AND LIABILITIES, NET OF
ACQUISITIONS OF BUSINESSES:
Accounts receivable                                    (37,760)   (56,021)   (17,522)     (18,372)
Prepaid expenses and other                              22,182      8,012     56,339       59,071
Inventories                                              9,171    (29,200)   (58,573)     (61,414)
Accounts payable                                        30,239    (27,121)     8,926        9,359
Accrued expenses and other                             (74,708)    29,506    (78,611)     (82,424)
Accrual for customers' right of return                   2,467        745     (3,147)      (3,300)
Income taxes payable                                   (36,651)    (8,310)    13,055       13,688

TOTAL ADJUSTMENTS                                       79,052    118,185     63,427       66,503

CASH PROVIDED BY OPERATING ACTIVITIES                  339,583    436,046    440,173      461,521
--------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

-------------------------------------------------------------------------------------------------------
                                                        2000        2001         2002          2002
                                                              (thousand of Euro)           (thousand of
                                                                                               U.S.
                                                                                           Dollars)(1)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions                                              (78,358)   (123,475)     (173,330)     (181,737)
Disposals                                               16,194       7,811         4,646         4,871
Purchases of business net of cash acquired                  --    (568,981)      (27,428)      (28,758)
Sales of treasury shares                                    --          --         9,269         9,719
Investment in treasury shares                               --          --       (24,547)      (25,738)
(Increase) Decrease in investments                         176      (2,718)       (7,611)       (7,980)
(Increase) Decrease in intangible assets                (3,325)    (23,714)       28,611        29,999

CASH USED IN INVESTING ACTIVITIES                      (65,313)   (711,077)     (190,390)     (199,624)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable                            (592,732)         --            --            --
Long term debt:
Proceeds                                               757,202     500,000     1,000,714     1,049,249
Repayments                                            (107,090)   (245,916)   (1,408,308)   (1,476,611)
Repayment of acquired line of credit                        --    (104,155)           --            --
(Investment in) Use of restricted cash deposit        (249,750)     44,610       201,106       210,860
Exercise of stock options                                8,046      11,465         9,567        10,031
Dividends                                              (38,781)    (63,326)      (77,211)      (80,956)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (223,105)    142,678      (274,132)     (287,427)
EFFECT OF TRANSLATION ADJUSTEMENTS                      (3,578)    (15,404)        3,944         4,135

INCREASE/(DECREASE) IN CASH                             47,587    (147,757)      (20,405)      (21,395)

NET BANK OVERDRAFT, BEGINNING OF YEAR                 (114,953)    (66,718)     (211,991)     (222,273)
EFFECT OF TRANSLATION ADJUSTMENTS IN CASH                  648       2,484        12,085        12,672

NET BANK OVERDRAFT, END OF YEAR                        (66,718)   (211,991)     (220,311)  $  (230,996)

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest                  72,072      91,174        58,162        60,983
Cash paid during the year for income taxes             103,896     126,833       137,650       144,326
Acquisition of businesses:
Fair value of assets acquired                               --    (102,347)           --            --
-------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION--Luxottica Group S.p.A. and its subsidiaries (collectively "Luxottica Group" or the "Company") operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and suglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut International"). As of December 31, 2002, LensCrafters operated 882 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,914 stores located in North America, Europe and Australia.

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION--The consolidated financial statements of Luxottica Group include the financial statements of the Parent and all wholly- or majority-owned Italian and foreign subsidiaries. The consolidated financial statements for all periods presented also include
50 percent-owned companies over which Luxottica Group exercises significant economic and operational control. The Company's investments in unconsolidated subsidiaries which are at least 20 percent-owned and where the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Luxottica Group holds a 44 percent interest in a affiliated wholesale distributor, located in India, and a 50 percent interest in an affiliated company, located in Great Britain. Both companies are accounted for under the equity method. The result of operations of these investments are not material to the results of the operations of the Company. Investments in other companies with less than a 20 percent interest are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in United States of America (U.S. GAAP).

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS--Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 ("Foreign currency translation"). The financial statements of foreign subsidiaries are translated into Euro, which is the functional and the reporting currency. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income/(loss). Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date.

    The Company has one subsidiary in a high inflationary country. However, these operations are currently not material to the Company's consolidated financial statements. This entity's operations have been remeasured using the historical exchange rate and the result of the remeasurement has been accounted for in the current year earnings.

    Realized exchange gains or losses during the year are recognized in consolidated income in such year.

    CASH AND CASH EQUIVALENTS--Luxottica Group considers investments purchased with an original maturity of three months or less to be cash equivalents.

    RESTRICTED CASH--As of December 31, 2001, Euro 213.5 million (U.S. Dollars 190 million) of cash was pledged as collateral for outstanding current debt (see
Note 8.e) and was classified as restricted cash on the consolidated balance sheet. During 2002, the outstanding debt was repaid releasing the restricted cash which was utilized by the Company.

    INVENTORIES--Luxottica Group's manufactured inventories, approximately
83.5 percent and 82.5 percent of total inventory for 2001 and 2002, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, as determined on a last-in, first-out method ("LIFO"), or market value. The LIFO reserve was not material as of December 31, 2001 and 2002.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at historical cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the related assets as follows:

--------------------------------------------------------------------------------
                                                       ESTIMATED USEFUL LIFE
Buildings                                                     19 to 33 years

Machinery and equipment                                        3 to 10 years

Aircraft                                                             6 years

Other equipment                                                 5 to 8 years

Leasehold improvements                                      Less of 10 years
                                                       or the remaining life
                                                                of the lease
--------------------------------------------------------------------------------


    Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in income.

    GOODWILL AND CHANGE IN ACCOUNTING--In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 ("Business combinations"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS No. 141 did not affect any previously reported amounts included in goodwill.

    Effective January 1, 2002, Luxottica Group adopted SFAS No. 142 ("Goodwill and other intangible assets"), which established new accounting and reporting requirements for goodwill and other intangible assets. SFAS No. 142 requires that goodwill amortization be discontinued and replaced with periodic tests of impairment.

    The Company's goodwill was tested for impairment during the first half of 2002, as well as in connection with the announcement of the termination of the license agreement for the production and distribution of the Giorgio Armani and Emporio Armani collections incurred in November 2002, as required by the transitional provisions of SFAS No.142. The result of this process was the determination that the carrying value of the Company was not impaired when compared to the carrying value of goodwill and as such, Luxottica Group has not recorded an asset impairment charge for the adoption.

    Actual results of operations for the year ended December 31, 2002 and pro-forma results of operations for the year ended December 31, 2001 and 2000 had the Company applied the non-amortization provisions of SFAS No. 142 in those periods follows (thousands of Euro, except per share amounts):

                                                                2000       2001       2002
                                                              --------   --------   --------
Reported net income                                           255,277    316,373    372,077
Add: Goodwill amortization, net of tax                         59,781     80,249         --
                                                              -------    -------    -------
ADJUSTED NET INCOME                                           315,058    396,622    372,077
                                                              =======    =======    =======
Weighted number of share (thousand)
Basic                                                         449,988    451,037    453,174
Diluted                                                       452,920    453,966    455,354
Basic earning per share (Euro)                                   0.70       0.88       0.82
Diluted earning per share (Euro)                                 0.70       0.87       0.82

    TRADE NAMES--In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names under the names of "LensCrafters", "Ray-Ban" and "Sunglass Hut International". Trade names, which the Company has determined have a finite life, continue to be amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 6) and are subject to testing for impairment in accordance with SFAS No. 144 ("Accounting for the impairment or disposal of long-lived assets"). Amortization for the years ended December 31, 2000, 2001 and 2002 is Euro 23.6 million, Euro
23.8 million and Euro 36.1 million, respectively.

    IMPAIRMENT OF ASSETS--Luxottica Group's long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS No. 144. The Company determined that, as of December 31, 2001 and 2002, there had been no impairment in the carrying value of its long-lived assets.

    ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN--Luxottica Group records an accrual for estimated returns of merchandise in connection with their conditions of sale. Such amount is included in the caption "Accrued expenses--customers' right of return".

    STORE OPENING AND CLOSING COSTS--Store opening costs are charged to operations as incurred in accordance with Statement of Position 98-5 ("Accounting for the cost of start-up activities"). The costs associated with closing stores or facilities are accrued when the decision is made to close the location.

    INCOME TAXES--Income taxes are recorded in accordance with SFAS No. 109 ("Accounting for income taxes"), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    LIABILITY FOR TERMINATION INDEMNITIES--Termination indemnities represent amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and agreements in each respective country (see Note 9).

    REVENUE RECOGNITION--Revenues from sales of products are recognized at the time of shipment to or receipt by the customer. In connection with the conditions of sale in certain countries, certain subsidiaries of the Company record as a liability an amount based on an estimate of anticipated returns of merchandise by customers in subsequent periods. Such amount is included in the consolidated balance sheet under the caption "Accrued expenses--customers' right of return". Revenues from retail sales, including Internet and catalog sales, are recorded upon customer purchase.

    PERVASIVENESS OF ESTIMATES--The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    EARNINGS PER SHARE--Luxottica Group calculates the basic and diluted earnings per share in accordance with SFAS No. 128 ("Earnings per share"). Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options and warrants) outstanding during the period, except when the common stock equivalents are anti-dilutive.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments consist primarily of investments in cash, marketable securities, trade account receivables, accounts payable, notes payable, long-term debt, restricted cash and derivative financial instruments. Luxottica Group estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. As of December 31, 2001 and 2002, the fair value of the Company's financial instruments approximated the carrying value except as otherwise disclosed.

    SFAS No. 123 ("Accounting for stock-based compensation"), as amended, requires the disclosure of pro-forma net income and earnings per share had Luxottica Group adopted the fair value method as of the beginning of 1998. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Sholes option-pricing model with the following weighted average assumptions:

                                                                2000       2001       2002
                                                              --------   --------   --------
Dividend yield                                                  0.97%      0.53%      0.70%
Risk free interest rate                                         6.10%      5.74%      4.48%
Expected option life (years)                                       5          5          5
Expected volatility                                            44.50%     53.58%     47.04%
Weighted average fair value (Euro)                              6.44       8.00       7.37

    Luxottica Group's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur.

    If compensation cost for the Company's outstanding and vested stock options had been determined consistent with SFAS No. 123, Luxottica Group's net income and earnings per share would have been the pro-forma amounts indicated below:

                                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                           2000           2001           2002
                                                       ------------   ------------   ------------
NET INCOME (thousands of Euro):
    As reported                                          255,277        316,373        372,077
    Pro-forma                                            247,435        307,345        362,718
BASIC EARNINGS PER SHARE (Euro):
    As reported                                             0.57           0.70           0.82
    Pro-forma                                               0.55           0.68           0.80
DILUTED EARNINGS PER SHARE (Euro):
    As reported                                             0.56           0.70           0.82
    Pro-forma                                               0.55           0.68           0.80

    DERIVATIVE FINANCIAL INSTRUMENTS--Effective January 1, 2001, Luxottica Group adopted SFAS No. 133 ("Accounting for derivative instruments and hedging activities"). SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

    SFAS No. 133 requires that all derivatives, whether designed in hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") in the consolidated statement of stockholders' equity and are recognized in the consolidated statements of income when the hedged item-effects operations. For a derivative that does not qualify as a cash flow hedge, changes in fair value are recognized in operations.

  Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

    On January 1, 2001 as part of the transition adjustment related to the adoption of SFAS No. 133, the Company adjusted the debt associated with the currency swap agreement to fair value and recorded a reduction to OCI of approximately Euro 7.8 million (U.S. Dollars 7 million) as a cumulative transition adjustment for its derivative as a cash flow type hedge upon adoption SFAS No. 133.

    RECENT ACCOUNTING PRONOUNCEMENTS--In August 2001, the FASB issued SFAS
No. 143 ("Accounting for asset retirement obligations"). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

  In July 2002, the FASB issued SFAS No. 146 ("Accounting for costs associated with exit or disposal activities"). SFAS No. 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently, these types of costs are recognized at the time management commits the Company to the exit/disposal plan in accordance with Emerging Issues Task force ("EITF") issue No. 94-3 ("Liability recognition for certain employee termination benefits and other costs to exit an activity (Including certain costs incurred in restructuring)"). SFAS No. 146 is effective for exit or disposal activities initiated subsequent to December 31, 2002. Luxottica Group expects that adoption of this statement will not have material impact on the Company's consolidated financial statements.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") ("Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of other"), which requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligation under certain guarantees it has issued. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. Luxottica Group does not expect the adoption of this Interpretation to have a material impact on the Company's consolidated financial statements.

    In December 2002, the FASB issued SFAS No. 148 ("Accounting for stock-based compensation-transition and disclosure"), an amendment of FASB Statement
No. 123. SFAS No. 148 amends SFAS No. 123 ("Accounting for stock-based compensation"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28 ("Interim financial reporting") to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Since the Company is continuing to account for stock-based compensation according to APB No. 25, adoption of SFAS No. 148 requires the Company to provide prominent disclosures about the effects of SFAS No. 123 on reported income and will require disclosure of these effects in interim financial statements as well. Luxottica Group does not expect the adoption of SFAS
No. 148 to have a material effect on its consolidated financial position, results of operations, or cash flows.

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") ("Consolidation of variable interest entities"), which requires the consolidation of variable interest entities, as defined. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies to variable interest entities created after January 31, 2003, and to the variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the enterprise holds a variable interest that it acquired before February 1, 2003. The Company is evaluating the impact of this Interpretation on its consolidated financial statements.

    INFORMATION EXPRESSED IN U.S. DOLLARS--The consolidated financial statements are stated in Euro, the currency of the country in which the Company is incorporated and operates. The translation of Euro amounts into U.S. Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to U.S. Dollar 1.0485. Such rate was determined by the noon buying rate of the Euro to U.S. Dollars as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

    RECLASSIFICATIONS AND EURO CONVERSION--Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore the presentation of certain prior years information has been reclassified to conform to the current year presentation.

  As part of the European Economic and Monetary Union ("EMU"), a single currency, the Euro, replaced the national currencies of most of the European countries in which the Company conducts business. As a result, all information contained in the consolidated financial statements relating to the period 2000 have been converted at the fixed exchange rate of Euro 1 to Italian Lire 1936.27.

2. RELATED PARTY TRANSACTIONS

    DUE FROM RELATED PARTY--In December 2000, Luxottica Group became a listed public company also on the Italian Stock Exchange. Expenses incurred in the listing process were to be recovered from the majority shareholder of the Company (La Leonardo Finanziaria S.r.l.). As of December 31, 2001, an amount of Euro 1.4 million was included in account receivables. This amount was repaid in full in 2002.

    FIXED ASSETS--In January 2002, a subsidiary of Luxottica Group acquired for Euro 28.5 million certain assets and a loan from "Partimmo S.a.S.", a company owned by the Company's Chairman. The assets acquired were a building, including all improvements for a total cost of Euro 42.0 million. The Company's headquarter is located in this building. The loan acquired had an outstanding balance of Euro 20.6 million on such date. In connection with the acquisition of this building the Company's subsidiary entered into an agrement with the Chairman who leases for Euro 0.5 million annually a portion of this building. The expiration date of this lease is 2010.

    INVESTMENT--On December 31, 2001, a U.S. subsidiary held on 1,205,000 of the Company's ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.3 million at historical exchange rate). These shares were sold during 2002 at an after-tax net profit of U.S. Dollars 8.8 million (Euro 9.3 million) and were recorded as an increase to the Company's additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party at an after-tax net gain of U.S. Dollars 4,273,000 (Euro
4.4 million).

3. INVENTORIES

Inventories consisted of the following (thousands of Euro):

--------------------------------------------------------------------------------
                                                                 December 31,
                                                                2001       2002
---------------------------------------------------------------------------------
Raw materials and packaging                                    59,460     64,581
Work-in process                                                23,634     22,624
Finished goods                                                288,312    318,827
TOTAL                                                         371,406    406,032
---------------------------------------------------------------------------------

4. ACQUISITIONS AND INVESTMENTS

a)  Ray-Ban

    On June 26, 1999, Luxottica Group acquired certain assets and liabilities of the Eyewear Division of Bausch & Lomb Incorporated. ("Ray-Ban"). The transaction included all of the Bausch & Lomb sunglass lines, including the Ray-Ban, Revo, Arnette and Killer Loop brands. The acquisition of Bausch & Lomb's eyewear business was accounted for by the purchase method, and accordingly, the purchase price of approximately Euro 635 million (U.S. Dollars 655 million) was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. During 2000, the Company finalized the assumed value of all liabilities and in connection therewith increased goodwill by approximately Euro 150 million. The excess of purchase price over net assets acquired ("goodwill") has been recorded in the accompanying consolidated balance sheet and, prior to 2002, was amortized over a 20 year life.

    In accordance with the terms of the Purchase Agreement, the purchase price was subject to a post-closing adjustment based upon the amount of the Closing Net Operating Assets, as defined by the Purchase Agreement.

    In 2001, as a result of the business combination between two wholly-owned subsidiaries, deferred tax assets previously deemed less likely than not to be realized were thereafter considered realizable in the amount of Euro
66.5 million. As a result of this reversal of the valuation allowance, goodwill was been reduced by an equal amount.

    On January 22, 2002, Luxottica Group resolved its dispute with Bausch & Lomb Incorporated relating to the purchase agreement of assets and liabilities acquired. The result of this settlement was a purchase price reduction of U.S. Dollars 42 million to Luxottica Group. As a result of this agreement, goodwill and due to Bausch & Lomb Incorporated previously recorded was reduced and a net receivable of U.S. Dollars 23 million for the balance due by Bausch & Lomb Incorporated was included in the Company's 2001 consolidated financial statements. The net receivable was subsequently realized. As a consequence of the settlement agreement, goodwill was further reduced for an amount of Euro
36.2 million in 2001.

b) Sunglass Hut International, Inc.

    On February 20, 2001, Luxottica Group formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On
April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted by using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded as of December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

    The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows:

--------------------------------------------------------------------------------
                                                              THOUSANDS
                                                               OF EURO
ASSETS PURCHASED
  Cash and cash equivalents                                     17,023
  Inventories                                                   90,034
  Property, plant and equipment                                113,212
  Prepaid expenses and other current assets                     14,717
  Accounts receivable                                            2,161
  Trade name                                                   340,858
  Other assets including deferred tax assets                    34,657

LIABILITIES ASSUMED
  Accounts payable and accrued expenses                       (101,020)
  Other current liabilities                                    (52,200)
  Deferred tax liabilities                                    (135,340)
  Long-term debts                                             (128,691)
  Bank overdraft                                              (104,155)
FAIR VALUE OF NET ASSETS                                        91,256
Other intangible assets (including goodwill)                   466,790
TOTAL PURCHASE PRICE                                           558,046
--------------------------------------------------------------------------------

    Pro-forma consolidated statements of operation for each year ended
December 31, 2000 2001, assuming the acquisition took place at January 1, 2000:

-----------------------------------------------------------------------------------
                                                                2000        2001
                                                               (Thousands of Euro)
-----------------------------------------------------------------------------------
Sales                                                         3,110,988   3,211,063
Operating income                                                440,489     490,998
Net income                                                      248,000     297,851

Number of shares (thousands)                                    449,988     451,037

Earnings per share (Euro)                                          0.55        0.66
-----------------------------------------------------------------------------------



c) First American Health Concepts, Inc.

    During 2001, Luxottica Group acquired all outstanding shares of First American Health Concepts, Inc. ("FAHC"), a publicly traded company on the American Stock Exchange, for approximately Euro 27.7 million (U.S. Dollars
23.5 million), net of cash acquired (Euro 3.6 million or U.S. Dollars
3 million). FAHC markets and administers vision care plans throughout the United States of America. FAHC tangible assets and liabilities assumed were insignificant individually and in aggregate and accordingly substantially the entire purchase price was allocated to goodwill. No pro-forma financial information is required as the acquisition was not material to the Company's consolidated financial statements.

d) Other acquisitions and establisments:

    --In 2001, Luxottica Group established a new subsidiary, Luxottica Poland Sp. Z.o.o, which is 75 percent-owned by the Company. Luxottica Poland is a wholesale subsidiary with an initial investment of approximately Euro
0.1 million.

    --In 2001, Luxottica Group acquired the remaining interest in some manufacturing and wholesale subsidiaries (Tristar Optical Co., Ltd and Luxottica Australia PTY, Ltd) for an aggregate cash consideration of Euro 8.5 million. These subsidiaries have been accounted for as step acquisitions and the Company has recorded goodwill of approximately Euro 4.8 million in connection therewith.

    --In 2001, Luxottica Group acquired 51 percent of capital stock of Mirarian Marketing Ltd for an initial investment of Euro 1.9 million. The subsidiary is engaged in marketing and sales activity of the Company's products in Asia.

    --During 2002 the Company acquired six retail companies for an aggregate amount of Euro 35.0 million (U.S. Dollars 33.5 million). All tangible assets and liabilities assumed were insignificant individually and in aggregate and, accordingly, substantially the entire purchase price were allocated to goodwill. No pro-forma financial information is required as the acquisitions were not material to the Company's consolidated financial statements. One of these company is accounted for under the equity method.

    --At the end of 2002, the Company established a new wholly owned subsidiary in China, Luxottica Tristar Optical Co. with an initial investment of Euro
3.8 million. The subsidiary is engaged in the manufacturing and distribution of frames worldwide.

5. PROPERTY, PLANT AND EQUIPMENT--NET

Property, plant and equipment consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                 2001         2002
-------------------------------------------------------------------------------------
Land and buildings                                              408,501      451,900
Machinery and equipment                                         366,335      366,027
Aircraft                                                         24,252       25,185
Other equipment                                                 324,380      263,340
Building, held under capital lease                                2,332        2,332
                                                              1,125,800    1,108,784
Less: accumulated depreciation and amortization                 624,454      602,239

TOTAL                                                           501,346      506,545

-------------------------------------------------------------------------------------

    Depreciation and amortization expenses for the years ended December 31, 2000, 2001 and 2002 are Euro 86.1 million, Euro 101.1 million and Euro
103.8 million, respectively. Included in other equipment is approximately Euro
51.6 million and Euro 25.1 million of construction in-progress as of December 31, 2001 and 2002, respectively.

6. INTANGIBLE ASSETS--NET

Intangible assets consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                2001         2002
-------------------------------------------------------------------------------------
Goodwill, which arose in connection with the acquisition of
LensCrafters, net of accumulated amortization of Euro
208,082 thousands and Euro 176,646 thousand as of December
31, 2001 and 2002, respectively(a)                              577,133      489,944

Goodwill, which arose in connection with the acquisition of
Ray-Ban, net of accumulated amortization of Euro 44,575
thousands and Euro 44,575 thousand as of December 31, 2001
and 2002, respectively (see Note 4)(b)                          231,194      228,354

Goodwill, which arose in connection with the acquisition of
Sunglass Hut International, net of accumulated amortization
of Euro 24,556 and Euro 13,681 thousand as of December 31,
2001 and 2002, respectively (see Note 4)(c)                     635,837      409,036

LensCrafters trade name, the value of which has been
established as part of an independent valuation performed in connection with the acquisition ofLensCrafters, net of
accumulated amortization of Euro 65,498 thousand and Euro
63,996 thousands as of December 31, 2001 and 2002,
respectively(d)                                                 181,665      145,827

Ray-Ban acquired trade names, net of accumulated
amortization of Euro 42,295 and Euro 48,896 thousand as of
December 31, 2001 and 2002, respectively (see Note 4)(d)        258,775      230,305

Sunglass Hut International trade name, the value of which
has been established as part of an independent valuation
performed in connection with the acquisition of Sunglass
Hut, net of accumulated amortization of Euro 20,162 thousand
as of December 31, 2002 (see note 4)(d)                              --      267,868

Goodwill, which arose in connection with other business
acquisitions, net of accumulated amortization of Euro 47,344 thousands and Euro 43,589 thousand as of December 31, 2001
and 2002, respectively(e)                                       106,100      117,325

Other intangibles, net                                           19,036       27,867

TOTAL                                                         2,009,740    1,916,526
-------------------------------------------------------------------------------------

(a) The acquisition of LensCrafters in 1995 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (U.S. Dollars 698.9 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended
    December 31, 2001 was Euro 31.2 million. In connection with the acquisition of LensCrafters incurred in May 1995, Luxottica Group recorded certain liabilities for commitments and other costs expected to be paid in future periods. As a result of negotiations with vendors and other settlements, the Company settled these liabilities at an amount less than the accrual set up at the date of the acquisition. Accordingly, included in the consolidated results for fiscal 2001 and 2002 is income of approximately Euro
    10.1 million (U.S. Dollars 9 million) and Euro 3.8 million (U.S. Dollars
    4.0 million), net of taxes, for the final settlement of these liabilities, respectively.

(b) The acquisition of Ray-Ban in 1999 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 272.9 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended December 31, 2001 was of Euro 16.2 million.

(c) The acquisition of Sunglass Hut International in 2001 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 466.7 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended December 31, 2001 was of Euro 14.5 million.

(d) The LensCrafters, Ray-Ban and Sunglass Hut International trade names continue to be amortized on a straight-line basis over a period of 25 years, 20 years and 25 years, respectively, as the Company believes these trade names to be finite life assets.

(e) Goodwill was also created as the difference between the purchase price paid over the value of net assets of many additional businesses acquired, resulting from retail locations and wholesales entities over the past several years. Beginning in fiscal 2002, goodwill is no longer amortized on a finite-life basis but tested for impairment annually in accordance with SFAS No. 142. Amortization for the year ended December 31, 2001 in such goodwill, exclusive of the amortization of the LensCrafters, Ray-Ban and Sunglass Hut International goodwill discussed in (a), (b), (c) above, was approximately Euro 9.2 million.
--------------------------------------------------------------------------------

7. INCOME TAXES

    The provisions for income taxes consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------------
                                                                 Year ended December 31,
                                                                2000       2001       2002
-------------------------------------------------------------------------------------------
CURRENT
  Italian companies                                            13,738     15,079     52,616
  Foreign companies                                           101,984    124,354    117,865
                                                              115,722    139,433    170,481
DEFERRED
  Italian companies                                            (8,422)   (10,619)   (14,204)
  Foreign companies                                            (5,812)    (5,364)     6,419
                                                              (14,234)   (15,983)    (7,785)
TOTAL                                                         101,488    123,450    162,696
-------------------------------------------------------------------------------------------

    The Italian statutory tax rate is the result of two components: national ("IRPEG") and regional ("IRAP") tax. IRAP could have a substantially different base for its computation. In 2001, the statutory tax rate was reduced to
40.25 percent.

    Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

----------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,
                                                                2000           2001           2002
----------------------------------------------------------------------------------------------------
Italian statutory tax rate                                      41.3%          40.3%          40.3%
Aggregate effect of different rates in foreign jurisdictions    (0.5%)         (1.6%)         (2.3%)
Permanent differences, principally losses in subsidiary
  companies funded through capital contributions, net of
  non-deductible goodwill                                      (12.8%)        (10.7%)         (7.8%)
EFFECTIVE RATE                                                  28.0%          28.0%          30.2%

----------------------------------------------------------------------------------------------------

    For income tax purposes, the Company and its Italian Subsidiaries file tax returns on a separate company basis.

    The deferred tax assets and liabilities as of December 31, 2001 and 2002, respectively are comprised of (thousands of Euro):

---------------------------------------------------------------------------------------------------
                                                                          December 31,
                                                                    2001                2002
                                                                DEFERRED TAX        DEFERRED TAX
                                                              ASSET/(LIABILITY)   ASSET/(LIABILITY)
---------------------------------------------------------------------------------------------------
CURRENT PORTION
Inventory                                                           64,821              43,459
Insurance and other reserves                                        20,106              16,993
Restructuring reserve                                               49,826              24,080
Net operating losses--carryforward                                  46,004              48,120
Loss on investments                                                 15,901              14,128
Dividends                                                          (49,704)             (5,616)
Other, net                                                          16,247               6,924
NET CURRENT DEFERRED TAX ASSETS                                    163,201             148,088

NON-CURRENT PORTION
Difference in basis of fixed assets                                (63,642)            (53,486)
Net operating losses--carryforward                                 200,893             128,016
Sale of businesses                                                   2,554               2,023
Restructuring reserve                                               22,903               5,265
Occupancy reserves                                                   4,398               5,473
Depreciation                                                        (4,197)             (3,042)
Employee-related reserves (including minimum pension
  liability)                                                         7,119              21,845
Trade name                                                              --            (104,643)
Trade mark lease                                                   (38,712)            (55,777)
Valuation allowance                                               (149,272)            (76,285)
Other, net                                                           7,674               8,806
NET NON-CURRENT DEFERRED TAX LIABILITIES                           (10,282)           (121,805)
---------------------------------------------------------------------------------------------------


    Percentages ranging from 36 percent to 41.25 percent were applied to the individual deferred tax items, based on the different deductibility allowed by the new regional tax. From 2001 percentage of income tax has been reduced to
40.25 percent. Beginning 2003, the income tax percentage has been reduced to
38.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed according with the new tax rate. The immaterial result of the change in the Italian tax rate has been included in deferred tax income.

    Tax years for Italian companies are open from 1997 and subject to review pursuant to Italian Law. Certain Luxottica Group companies have been subject to tax reviews for previous years. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

    As of December 31, 2002, the taxes that would be due on the distribution of retained earnings, including net earnings of the year, of subsidiaries for the year 2002 and prior to the related parent company would approximate Euro
121.5 million. Luxottica Group has not provided an accrual for taxes on such distributions, nor has it provided an accrual for taxes on its investments in such subsidiaries as the likelihood of distribution is remote and such earnings and investments are deemed to be permanently reinvested. In connection with the 2002 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

    As of December 31, 2001 and 2002, the Company has recorded an aggregate valuation allowance of Euro 149.3 million and Euro 76.3 million, respectively, against deferred tax assets recorded in connection with net operating losses.

    In connection with various founded capital contributions, certain Italian subsidiaries, which file tax returns on separate company basis, have incurred net operating losses, which expire in five years. It is management's belief that such net operating losses are not more likely that not to be realized in future periods, valuation allowances have been recorded in the Company's consolidated financial statements.

Management will continue to evaluate the likelihood of such deferred tax assets and will reverse such valuation allowance when realization of deferred tax assets become more likely than not.

8. LONG-TERM DEBT

Long-term debt consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                2001         2002
-------------------------------------------------------------------------------------
Credit agreement with various financial institutions(a)         775,000      675,000
Notes payable issued by Luxottica Luxembourg, interest at
3.625 percent, subsequently repaid(b)(c)                        350,000           --
UniCredito Italiano credit facility(d)                               --      333,810
San Paolo IMI credit facility, subsequently repaid(e)           212,309           --
Notes payable, interests at 8.63 percent, payable
semi-annually, subsequently repaid(f)                            49,738           --
5.25 percent convertible subordinated notes, net of
un-amortized discount of Euro 225 thousand, interest payable
semi-annually, subsequently repaid(g)                            77,128           --
Capital lease obligations, payable in installments through
2005                                                                985        1,040
Loans with banks and other third parties, interest at
various rates (from 2.47 to 4.48 percent per annum), payable in installments through 2017. Certain subsidiaries' fixed
assets are pledged as collateral for such notes                   6,218       24,139

TOTAL                                                         1,471,378    1,033,989

Less: current maturities                                      1,339,131      178,335

LONG-TERM DEBT                                                  132,247      855,654
-------------------------------------------------------------------------------------

(a) In June 2000, Luxottica Group entered into a credit agreement with several financial institutions. The credit facility provided for a total maximum borrowing of Euro 500 million. This unsecured credit facility expires in June 2003, and allows the Company to select interest periods of one, two, three or six months.

    In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut International, as described earlier. The credit facility was unsecured and on December 27, 2002, the amount outstanding at that time was repaid in full.

    In December 2002, Luxottica Group entered into a new unsecured credit facility with Banca Intesa S.p.A. for a maximum available line of Euro
    650 million. This line of credit maintains a term portion of Euro
    500 million which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues based on Euribor as defined in the agreement plus 0.45 percent (3.317 percent on December 31, 2002). The revolver portion allows the Company a maximum line available of Euro
    150 million which can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor as defined in the agreement plus
    0.45 percent (3.40 percent on December 31, 2002). The final maturity of all outstanding principle amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The debt contains financial covenants of minimum EBITDA and maximum debt to equity ratios as defined in the agreement. Luxottica Group is in compliance with those covenants.

    In December 2002, the Company entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro
    100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. The Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of
    2.985 percent per annum.

(b) In June 1999, Luxottica Luxembourg (a subsidiary of the Company) issued Euro 350 million of notes ("Euroloan"). The Euroloan principal matured in June 2002 and required annual interest payments to be made based on a fixed interest rate of 3.625 percent, as defined in the Euroloan agreement. Notes were repaid in full.

(c) In November 1999, a subsidiary of the Company entered into a currency swap agreement ("Swap 99") with an Italian bank. Swap 99 terminated on June 25, 2002 whereby the Company's notional amount of U.S. Dollars 350.2 million was paid and received a notational amount of Euro 340 million.

(d) In June 2002, a U.S. subsidiary entered into a U.S. Dollars 350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A the proceeds of which refinanced the Euroloan noted in
    (b) above. The new credit facility is guaranteed by Luxottica Group and matures in June 2005. The term loan portion of the credit facility provided U.S. Dollars 200 million of borrowing and requires equal quarterly principal installments beginning March 2003. The revolving loan portion of the credit facility allows for a maximum borrowings of U.S. Dollars 150 million. Interest accrues at Libor as defined in the agreement plus 0.5 percent (1.905 percent as of December 31, 2002) and the credit facility allows the Company to select interest periods of one, two or three months. The credit facility contains financial and operating covenants. The Company is in compliance with those covenants.

    The U.S. subsidiary entered into a Convertible Swap Step-Up ("Swap 2002") with an initial notional amount of U.S. Dollars 275 million which decreases quarterly by U.S. Dollars 20 million starting March 17, 2003. The Swap 2002 expiration date is June 17, 2005. Swap 2002 was entered into to convert the UniCredito floating rate credit agreement to a mixed position rate agreement. Swap 2002 allows the U.S. subsidiary to pay a fixed rate of interest if Libor remains under certain defined thresholds and for the U.S. subsidiary to receive an interest payment of the three month Libor rate as defined in the agreement. This amount is settled net every three months. This derivative instrument does not qualify for hedge accounting under SFAS No. 133 and as such is marked to market with the gain or losses from the change in value included in the consolidated financial statements. As of December 31, 2002 a loss of Euro 2.6 million is included in current operations.

(e) In December 2000, the Company received a credit facility of Euro
    256.3 million from San Paolo IMI S.p.A. Bank. The credit facility, utilized as of December 31, 2001 for an amount of Euro 212.3 million, was pledged by a restricted cash deposit in a U.S. subsidiary's bank account for an amount of U.S. Dollars 190 million (Euro 213.5 million). In June 2002 the credit facility matured and the amount outstanding at that time was paid in full.

(f) As of December 31, 2001, a subsidiary of Luxottica Group had notes outstanding issued under a bond indenture which matured and was paid in full in October 2002.

(g) The Company's subsidiary Sunglass Hut International, issued Euro
    129 million (U.S. Dollars 115 million) principal amount of convertible subordinated notes to certain qualified institutional investors. The resale of these convertible subordinated notes was later registered with the Securities and Exchange Commission in October 1996. The notes accrued interest at 5.25 percent payable semi-annually and were to mature in
    June 2003. The notes were subordinated to all existing and future indebtedness of the Company. In March 2002, Luxottica Group redeemed the outstanding convertible subordinates notes at the redemption price set forth in the bond agreement. The net loss on the extinguishment of the debt was not material to the Company's consolidated financial statements.
--------------------------------------------------------------------------------

    Long-term debt matures in the years subsequent to December 31, 2003 as follows (thousands of Euro):

-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
2004                                                                    378,168
2005                                                                    457,984
2006                                                                      1,540
2007                                                                      1,606
2008                                                                      1,674
Thereafter                                                               14,682

TOTAL                                                                   855,654
-------------------------------------------------------------------------------


9. EMPLOYEE BENEFITS

    LIABILITY FOR TERMINATION INDEMNITIES--The liability for termination indemnities represents amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and labor agreements in each respective country. Each year, Luxottica Group adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. Therefore, the accrued liability represents the amount that would be paid if all employees were to resign or be terminated as of the balance sheet date. This treatment is in accordance with SFAS No. 112 ("Employers' accounting for post employment benefits"), which requires employers to expense the costs of benefit paid before retirement (i.e. severance) over the service lives of employees. The charge to earnings during the years ended December 31, 2000, 2001 and 2002 aggregated Euro 8.5 million, Euro 7.8 million and Euro 5.7 million, respectively.

    DEFINED BENEFIT PLANS--During 1998, a U.S. subsidiary of the Company ("U.S. Holding") merged all of its pension plans into a single plan sponsored by a U.S. subsidiary. This plan covers substantially all employees of the U.S. subsidiaries and affiliates. This pension plan was amended effective January 1, 2002 to allow the employees of Sunglass Hut International to participate in the plan.

    The Company's funding policy is in accordance with minimum funding requirements of the Employee Retirement Income Security Act of 1974 as amended. No contributions were made in 2000,

2001 and 2002. Net periodic pension cost for 2000, 2001 and 2002 includes the following components (thousands of Euro):


--------------------------------------------------------------------------------------------
                                                                2000       2001       2002
--------------------------------------------------------------------------------------------
Service cost                                                    8,791      9,776     10,518
Interest cost                                                  11,405     12,901     12,168
Return on plan assets                                         (13,918)   (16,123)   (14,672)
Net amortization and deferral                                     759        747        671

NET PERIODIC PENSION COST                                       7,037      7,301      8,685
--------------------------------------------------------------------------------------------

    For convenience all amounts are translated at noon buying rate in effect at the end of each year.

    The following table summarizes key information pertaining to the Company's defined benefit plan as of September 30, 2001 and 2002 (thousands of Euro):


---------------------------------------------------------------------------------
                                                                2001       2002
---------------------------------------------------------------------------------
Change in benefits obligation:
Benefit obligation, beginning of year                         170,132    194,634
Translation differences                                         5,892    (29,365)
Service cost                                                    9,838     10,518
Interest cost                                                  12,983     12,168
Actuarial loss                                                  3,586     20,219
Benefits paid                                                  (7,797)    (6,602)

BENEFIT OBLIGATION, END OF YEAR                               194,634    201,572
Change in plan assets:
Fair value of plan assets, beginning of year                  218,306    180,860
Translation differences                                         7,559    (27,323)
Actual return in plan assets                                  (37,208)   (14,385)
Benefits paid                                                  (7,797)    (6,602)

FAIR VALUE OF PLAN ASSETS, END OF YEAR                        180,860    132,550

Funded status                                                 (13,774)   (69,021)
Unrecognized net actuarial gain                                 8,677     56,643
Unrecognized prior service cost                                 4,797      3,439
ACCRUED BENEFIT COSTS                                            (300)    (8,939)
---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
                                                                2001       2002
---------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheet
  consist of the following:
LIABILITIES
Accrued pension cost                                              300      8,939
Additional minimum liability                                       --     41,565
LIABILITIES--OTHER LONG TERM LIABILITIES                          300     50,504
ASSET--INTANGIBLE ASSET                                            --      3,439
EQUITY--OTHER COMPREHENSIVE INCOME                                 --     38,126
WEIGHTED AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30:
Discount rate                                                    7.25%      6.50%
Expected return on assets                                        9.00%      9.00%
Rate of compensation increase                                    5.50%      5.50%
---------------------------------------------------------------------------------

    Plan assets were invested in equity securities, United States Government obligations, other fixed income securities and money market funds.

    SUPPLEMENTAL RETIREMENT PLAN--A U.S. subsidiary of Luxottica Group maintains an unfunded supplemental retirement plan for participants of its Pension Plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability associated with this plan is accrued using the same actuarial methods and assumptions as those used for the subsidiary's Pension Plan noted above, and such amounts are not material to the consolidated financial statements.

    HEALTH BENEFIT PLANS--A U.S. subsidiary of the Company partially subsidizes health care benefits for eligible retirees. Included in other non-current liabilities on December 31, 2001 and 2002 is approximately Euro 1.7 million and Euro 1.6 million of accrued benefits, respectively.

    OTHER BENEFITS--A U.S. subsidiary of Luxottica Group provides certain post-employment medical and life insurance benefits. The Company's accrued liability related to this obligation as of December 31, 2001 and 2002 was Euro
1.4 million and Euro 1.3 million, respectively.

    SAVING PLAN--Luxottica Group also sponsors a tax incentive savings plan covering all employees. U.S. Holding makes quarterly contributions in cash to the plan based on a percentage of employees' contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Company's American Depositary Receipts (ADRs) or cash. Aggregate contributions made to the tax incentive savings plan by the Company for the years ended December 31, 2001 and 2002 were Euro 9.1 million and Euro
6.4 million, respectively.

10. STOCK OPTION AND INCENTIVE PLANS

    STOCK OPTION PLAN--Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group under the Company's stock option plan. The stock options were granted at a price equal to the market value of the shares at the date of grant. These options become exercisable in three equal annual installments from the date of grant and expire on or before January 31, 2011.

    As Luxottica Group has elected to apply Accounting Principles Board Opinion No. 25, ("Accounting for stock issued to employees"), no compensation expense was recognized because the option exercise price was equal to the fair market value on the date of grant.

    The following table summarizes information about stock options outstanding as of December 31, 2002 as analyzed for the stock split (see note 11):

--------------------------------------------------------------------------------------------
                                                                            Weighted average
                                                                Number       exercise price
                                                              of options      (Denominated
                                                              outstanding     in Euro)(3)
--------------------------------------------------------------------------------------------
OUTSTANDING AS OF JANUARY 1, 2000                              6,099,800           5.75
Granted                                                        2,142,200           9.52
Forfeitures                                                     (467,400)          6.75
Exercised                                                     (1,042,700)          6.31
OUTSTANDING AS OF DECEMBER 31, 2000                            6,731,900           6.80
Granted                                                        2,079,300          17.08
Forfeitures                                                     (119,900)         10.34
Exercised                                                     (1,283,517)          6.49
OUTSTANDING AS OF DECEMBER 31, 2001                            7,407,783           9.67
Granted                                                        2,348,400          16.98
Forfeitures                                                     (248,367)         14.54
Exercised                                                     (1,397,783)          6.67
OUTSTANDING AS OF DECEMBER 31, 2002                            8,110,033          11.51
--------------------------------------------------------------------------------------------


(3) For convenience all amounts are translated at noon buying rate in effect at the end of each year.

Stock options outstanding as of December 31, 2002 are summarized as follows:


----------------------------------------------------------------
   Exercise price
     denominated          Number        Number       Remaining
     in Euro(4)         outstanding   exercisable   life (Years)
----------------------------------------------------------------
    7.38                   953,533       953,533        4.1
    4.38                 1,513,300     1,513,300        5.1
    9.52                 1,538,400       945,200        6.1
    14.49                1,863,500       585,700        7.1
    16.98                2,241,300            --        8.1
----------------------------------------------------------------


(4) Certain options were granted in U.S. Dollars and have been converted for the footnote as of December 31, 2002 conversion rate of the Euro to the U.S. Dollar of 1 to 1.0485.

Included as an addition to the Luxottica Group's paid-in-capital account in fiscal 2001 and 2002 is Euro 3.1 million and Euro 3.9 million, respectively of tax benefits the Company received from employees exercising these stock options.

STOCK INCENTIVE PLAN

    Luxottica Group granted stock options to certain employees under an incentive plan. These options vest and became exercisable only if certain financial performance measures are met over a three year period ending
December 2004. As of December 31, 2002, there are 970,000 shares outstanding at an exercise price of Euro 15.32 (U.S. Dollars 16.06) per share. Compensation expense will be recognized for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known.

11. SHAREHOLDERS' EQUITY

In June 2001 and 2002, at the Company's Annual Shareholders' Meetings, cash dividends of Euro 63.3 million and Euro 77.2 million, respectively, were approved. These amounts became payable in July 2001 and 2002, respectively. Italian law requires that 5 percent of net income be retained, as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings as of December 31, 2001 and 2002 aggregated Euro 7.5 million and Euro 6.4 million, respectively. In addition, there is an amount of Euro 2.3 million, which represents other legal reserves of foreign entities that is not available for dividends to the shareholders.

    On May 3, 2000, the Shareholders' Meeting approved a two-for-one stock split of the Company's common stock. All prior years presented have been restated to reflect the stock split, as if they occurred on the first day of earliest period presented.

    On June 26, 2001, as consequence of Euro conversion, an amount of Euro
3.8 million was recognized as free capital stock increase.

    In accordance with SFAS No. 87, Luxottica Group has recorded a minimum pension liability for underfunded plan of Euro 41.6 million as of December 31, 2002, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The principal cause of the deterioration of the funded status in the pension liability was caused by negative returns from investments held in the worldwide equity market. As of December 31, 2002, Euro 26.5 million of the excess minimum liability, net of income taxes, resulted in a charge to equity.

    A U.S. subsidiary held as of December 31, 2001, 1,205,000 of Luxottica Group's ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.9 million at December 31, 2002 noon buying rate). These shares were sold during 2002 at an after-tax net profit of U.S. Dollars
8.8 million (Euro 9.3 million) and were recorded as an increase to the Company's additional paid-in capital balance. See also note 2.

    In September 2002 the Board of Directors authorized a wholly owned U.S. subsidiary to repurchase through the open market up to 11,500,000 Luxottica Group's ADRs, representing 2.5 percent of the authorized and issue share capital, during a 18-month period starting in September 2002. The actual amount and timing of the ADR purchases will depend on market conditions and other factors. Through December 31, 2002, the U.S. subsidiary has purchased 1,911,700 ADRs at an aggregate purchase price of Euro 24.5 million (U.S. Dollars
24.8 million). In connection with the repurchase, an amount of Euro
24.5 million has been accounted as treasury shares in the Company's consolidated financial statements. The market value of the stock as of December 31, 2002 is approximately Euro 24.6 million (U.S. Dollars 26.0 million).

12. SEGMENTS AND RELATED INFORMATION

Luxottica Group adopted SFAS No. 131, ("Disclosures About Segments of an Enterprise and Related Information"), in 1998. The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and suglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and, since April 2001, Sunglass Hut International. As of December 31, 2002, LensCrafters operated 882 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,914 stores located internationally in North America, Europe and Australia.

    The following tables summarize the segmental and geographic information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

    The "Inter-segments transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.



----------------------------------------------------------------------------------------------------
                                                                       Inter-segments
           (thousands of Euro)             Manufacturing                transactions
               Year Ended                       and                    and corporate
              December 31,                   wholesale      Retail      adjustments     Consolidated
----------------------------------------------------------------------------------------------------
2002
Net revenues                                 1,128,670     2,158,346       (154,815)     3,132,201
Operating income                               287,627       319,425         (5,544)       601,508
Capital expenditure                             81,651        91,679             --        173,330
Depreciation and amortization                   46,298        77,217         22,465        145,980
Identifiable assets                          1,431,317       882,113      1,272,902      3,586,332
2001
Net revenues                                 1,146,595     2,112,575       (194,263)     3,064,907
Operating income                               287,570       320,149        (98,227)       509,492
Capital expenditure                             45,801        77,674             --        123,475
Depreciation and amortization                   63,162        84,288         64,457        211,907
Identifiable assets                          1,327,993       954,653      1,665,716      3,948,362
2000
Net revenues                                 1,076,241     1,444,536       (103,989)     2,416,788
Operating income                               253,596       202,298        (43,973)       411,921
Capital expenditure                             40,512        37,846             --         78,358
Depreciation and amortization                   68,828        62,808         43,595        175,231
Identifiable assets                          1,498,789       547,271        922,148      2,968,208
----------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
        (thousands of Euro)                                                Adjustments
            Year Ended                              North                      and
           December 31,              Italy (6)   America (6)   Other (6)   eliminations   Consolidated
------------------------------------------------------------------------------------------------------
2002
Net revenues(5)                      1,009,882    2,274,390     675,941      (828,012)     3,132,201
Operating income                       207,250      323,038      82,187       (10,965)       601,508
Identifiable assets                    974,412    2,457,955     421,748      (267,783)     3,586,332
2001
Net revenues(5)                        996,442    2,283,939     622,331      (837,805)     3,064,907
Operating income                       240,581      328,518      68,752      (128,359)       509,492
Identifiable assets                  1,161,117    2,828,158     416,278      (457,191)     3,948,362
2000
Net revenues(5)                        889,788    1,713,660     563,150      (749,810)     2,416,788
Operating income                       217,463      222,618      51,294       (79,454)       411,921
Identifiable assets                    914,253    1,769,638     396,428      (112,111)     2,968,208
------------------------------------------------------------------------------------------------------

(5) No single customer represents 5 percent or more of sales in any year presented

(6) Sales, operating income and identifiable assets are the result of combination for legal entities located in the same geographic area

Certain amounts for the years 2001 and 2000 have been reclassified to conform to the 2002 presentation.

13. FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK MANAGEMENT

    Luxottica Group may enter into foreign currency futures contracts on a continuing basis for periods consistent with its managed foreign currency exposures. The Company in certain circumstances does this to minimize the impact of foreign exchange rate movements on the Company's operating results.

    As of December 31, 2001, Luxottica Group had one outstanding contract to sell U.S. Dollars 107 million on January 31, 2002. This contract was denoted as a fair value hedge of the receivable balance from a U.S. subsidiary.

CONCENTRATION OF CREDIT RISK

    Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customer's financial condition are performed.

CONCENTRATION OF SUPPLIER RISK

    As result of the Sunglass Hut International acquisition, Oakley Inc. has become the Luxottica Group's largest supplier. For the 2001 and 2002 fiscal years, Oakley accounted for approximately 9.1 percent and 11.8 percent of the Company's total merchandise purchases, respectively. In December 2001 Luxottica Group signed a three years purchase contract with Oakley. Management believes that the loss of this vendor would not cause a significant impact on the future operations of the Company as it could replace this vendor quickly with other third party and Luxottica Group manufactured products.

14. COMMITMENTS AND CONTINGENCIES

ROYALTY AGREEMENTS

    Luxottica Group is obligated under non-cancelable distribution agreements with designers, which expire at various dates through 2006. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranties of such payments in each year of the agreements. In November 2002, Luxottica Group announced that its license agreement for the production and distribution of the Giorgio Armani and Emporio Armani eyewear collections will terminate in the first half of 2003.

    Minimum payments required in each of the years subsequent to December 31, 2002 are detailed as follows (thousands of Euro):

----------------------------------------------------------------------
YEARS ENDING DECEMBER 31,
2003                                                           18,441
2004                                                           15,303
2005                                                            2,305
2006                                                            2,305
2007                                                               --
TOTAL                                                          38,354
----------------------------------------------------------------------


LEASES AND LICENSES

    Luxottica Group leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under lease arrangements expiring between 2002 and 2015, with options to renew at varying terms. The lease and license arrangements for the Company's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume.

    Future minimum annual rental commitments are as follows (thousands of Euro):


----------------------------------------------------------------------
YEARS ENDING DECEMBER 31,
2003                                                          145,986
2004                                                          132,461
2005                                                          121,739
2006                                                          102,120
2007                                                           75,267
Thereafter                                                    118,907
TOTAL                                                         696,480
----------------------------------------------------------------------


Total rent expense for the years ended December 31, 2000, 2001 and 2002 aggregated Euro 101.1 million, Euro 203.7 million and Euro 276.5 million, respectively.

CREDIT FACILITIES

    As of December 31, 2001 and 2002 Luxottica Group had unused short-term lines of credit of approximately Euro 395.3 million and Euro 308.1 million, respectively.

    These lines of credit are renewed annually and are guaranteed by the Company. At December 31, 2002, there was principal amount of borrowings out-standing and Euro 8.8 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

OUTSTANDING STAND BY LETTERS OF CREDIT

    A U.S. subsidiary has obtained various standby letters of credit from banks that aggregate Euro 9.8 million as of December 31, 2002. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew.

LITIGATION

    Luxottica Group and certain of its subsidiaries are named as defendants in an action pending in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. ("Oakley") in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries. The alleged liability of the defendants in this action is premised on the fact that, in connection with the Company's acquisition of the Ray-Ban business in 1999, Luxottica Group assumed certain of Bausch & Lomb's liabilities, including the potential liability in this case. Oakley is seeking lost profits and damages for the alleged patent infringement and has asked that the damages be trebled for willful infringement. Various amendments of the complaint have been filed and the defendants have filed an answer to the complaint and certain counterclaims against Oakley. A tentative trial date of March 16, 2004 has been set. Luxottica Group intends to defend against Oakley's claims and assert its own claims vigorously and believes that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

    In November 2001, Oakley filed a second action in the same Court naming Luxottica Group and certain of its subsidiaries as defendants. The complaint alleges that the defendants purportedly misappropriated what Oakley claims as certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserts that two colors of lens coatings used in manufacturing by the Company and sold by its subsidiaries infringe on an Oakley patent that is also involved in the first action. Oakley seeks a permanent injunction and compensatory and punitive damages. In November 2001, the Court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2001, the defendants filed an answer and counterclaims, denying the allegations in Oakley's complaint in all material respects. Defendants' counterclaims assert that Oakley's patent and claimed trade dress should both be declared to be invalid and unenforceable. A tentative trial date of April 27,

2004 has been set. The Company also intends to defend against Oakley's claims and assert its own claims vigorously in this second action and believes that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

    In November 1999, Lantis Eyewear, Inc. ("Lantis"), a former distributor of Baush & Lomb, filed a complaint against Luxottica Group and one of its subsidiaries claiming that, in terminating its distribution agreement with Lantis, the Company allegedly breached the agreement. In October 2000, the Court granted a motion by Luxottica Group to dismiss certain other claims made by Lantis, leaving only the breach of contract claim. The Company in November 2000 filed its answer and counterclaim agaist Lantis. In December 2002, the parties entered into a mutual release and settlement agreement and the case was dismissed with prejudice. This settlement did not have a material impact on the Company's 2002 consolidated financial statements.

    In May 2001, certain former stockholders of Sunglass Hut
International, Inc. commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire Sunglass Hut International and certain other defendants, on behalf of a purported class of former Sunglass Hut International stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities, laws and rules there under in connection with the acquisition of Sunglass Hut International in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior to the commencement of the tender offer, with the former chairman of Sunglass Hut International, which purportedly involved paying consideration to such person for his Sunglass Hut International shares and his support of the tender offer that was higher than that paid to Sunglass Hut International's stockholders in the tender offer. Luxottica Group and the other defendants have filed a motion to dismiss the complaint in its entirety, and such motion is pending. The Company intends to defend against such claims vigorously and believes that its defenses are meritorious, but can provide no assurance as to the likely outcome of the case.

    In late 2002 Luxottica Group was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. Luxottica Group intends to fully cooperate with this investigation by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

    Luxottica Group and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management of the Company that it has meritorious defenses against all outstanding claims, which Luxottica Group will vigorously pursue, and that the outcome will not have a material adverse effect on either the Company's consolidated financial position or results of operations.

15. SUBSEQUENT EVENTS

In January 2003, Luxottica Group announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable, at the Company's discretion for an additional ten years.

                                   * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            LUXOTTICA GROUP S.p.A.


                                            By: /s/ Roberto Chemello
                                                ------------------------
DATE: June 10, 2003                             ROBERTO CHEMELLO,
                                                CHIEF EXECUTIVE OFFICER